SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB-A-1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUER UNDER SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                          SYNTHONICS TECHNOLOGIES, INC.
                 -----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


         Utah                                                   87-032620
--------------------------------                         ----------------------
State or other Jurisdiction of                            (IRS Employer
of Incorporation or Organization)                         Identification No.)


                                       N/A
                                 --------------
                                 (SEC File No.)


31324 Via Colinas, Suite 106, Westlake Village, CA               91362
--------------------------------------------------             ---------------
 (Address of principal executive offices)                       (Zip code)

Registrant's Telephone Number, Including Area Code:             (818) 707-6000
                                                                ---------------

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                                (Title of Class)

DOCUMENTS INCORPORATED BY REFERENCE:  See Exhibit Index herein.

                                     PART I.
                                     -------

Item 1. Business
----------------

(a)  Business Development

     Synthonics Technologies, Inc., (the "Company") was organized under the laws of the State of Utah on March 27, 1974, under the name "Columbine Financial Corporation." The Company was incorporated for the purpose of engaging in the real estate development business in the State of Utah. No business activities were engaged in and the company became inactive and remained so until 1978 when it was reactivated and commenced business in the State of California for the purpose of originating loans on swimming pools construction, primarily in Southern California. The loan origination business operations ceased in 1991. The Company was reclassified as a development stage company and began seeking new business opportunities believed to hold a potential profit.

     The Company was initially authorized to issue a total of 5,000,000 shares of common stock having a par value of $0.01 per share. Copies of the Company's initial Articles of Incorporation and its current Bylaws are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     The Board of Directors of the Company unanimously resolved on May 18, 1995 pursuant to Section 16-10a-1007 of the Utah Revised Business Corporation Act, to restate the Articles of Incorporation to increase its authorized capital from 5,000,000 shares to 50,000,000 shares of common stock, with a par value to remain at $0.01 per share. A copy of the Articles of Incorporation as Restated whereby the Company effected this increase is attached hereto, and is incorporated herein by this reference. See the Exhibit Index, Part III.

     In May Synthonics Incorporated, a California Corporation, was acquired by the Company, then known as Columbine Financial Corporation by way of a stock exchange providing 4.5 shares of Columbine stock for every one share of Synthonics Incorporated stock. The acquisition was completed in August 1995. Columbine Financial Corporation was dormant, but still fully registered as a public corporation at the time of the merger. Synthonics Incorporated pursued this merger as a method of guaranteeing a means to enter into public trading of its stock as soon as it was determined to be strategically desirable. At this time, public trading has resumed. A Form 211 pursuant to Rule 15c-211 was prepared and submitted by its market maker in order to resume trading.

     On September 16, 1996, the Company changed its name to "Synthonics Technologies, Inc." A copy of the Amendment of the Articles of Incorporation whereby the Company effected this name change is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On November 4, 1996, the Company qualified itself as a foreign corporation in the State of California. A copy of the Statement and Designation by Foreign Corporation whereby the Company qualified to do business in the State of California is attached hereto and is incorporated herein by this reference. See
Exhibit Index, Part III.

     Synthonics Incorporated, a California Corporation (now a wholly owned subsidiary of the Company) was founded in August 1993. Its primary focus since its founding has been to develop technology that will have an extremely positive impact on any industry where success can be enhanced by improving measurement accuracy, eliminating dangerous environments, extending human vision capabilities, or replacing animation with realism. Virtually all efforts to date have been focused on market research, technology concept definition, technology design, and technology validation.

     The Board of Directors of the Company unanimously resolved on August 22, 1997, to Amend Article IV, of the Articles of Incorporation to add a class of Preferred Stock which would consist of 550,000 shares of Preferred Stock, with a par value of $10.00 per share. The Preferred Stock would receive a dividend on a cumulative basis at the rate of 12.0% of its par value per annum, payable on a quarterly basis. The Preferred Stock is redeemable by the Company at a sum of $10.50 per share and is convertible into common stock at a rate of $2.00 per share of common stock being converted into. At a special meeting of the shareholders held September 6, 1997, the shareholders of the Company voted to adopt the amendment to Article IV, of the Articles of Incorporation to add the class of Preferred Stock, with 9,687,803 shares voting in favor, no shares voting against and none abstaining. A copy of the Certificate of Amendment to the Articles of Incorporation whereby the Company effected the addition of the class of preferred stock is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     The Board of Directors of the Company unanimously resolved on March 3, 1998, to Amend and Restate its Articles of Incorporation to provide for a staggered board of directors. At the Annual Meeting of the Shareholders held on April 8, 1998, the shareholders of the Company voted to adopt the Amended and Restated Articles of Incorporation, with 14,243,526 shares voting in favor, 525 shares voting against and 21,800 shares abstaining. A copy of the Amended and Restated Articles of Incorporation are attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

                               OPERATING STRATEGY
                               ------------------

     The operating plan being employed by Synthonics was chosen to facilitate rapid growth while optimizing the use of resources within the Company. This strategic approach is also designed to result in maximum growth of shareholder value. Simply stated, Synthonics' operating objective is to rapidly deploy its technological advantage into many diverse markets in order to entrench itself as the standard for accurate and affordable 3D graphical content.

     In order to accomplish this mission, Synthonics has embarked on a strategy that provides the marketplace with the option of acquiring either the content generation tools through strategic partner affiliations or the content itself directly from Synthonics. Although preferring to be strictly a software tool provider, the Company discovered, while doing its market research, that a very large market exists for completed, but customized, 3D graphical content. It also determined that by providing content directly it could reach several markets sooner, thereby validating the utility of the technology in a shorter time-frame. The Company believes that it will attract strategic partners in a quicker fashion by virtue of its ability to demonstrate market demand for its patented technology.

     Business Model
     --------------

     Synthonics receives its revenues from supplying software tools and 3D graphical content for direct sale to end users. The Company's primary goal is to provide 3D content generation tools through strategic alliances with brand name software tool providers currently supplying the markets described later in this document. These include Animation, Multimedia Authoring, CAD, Virtual Environment, Configuration, and 3D Clip-Art. By entering the market in this fashion, Synthonics takes advantage of the distribution channel access already established by its strategic partner and can remain focused on its core strengths - technology and business development. In some cases, it may be advantageous for Synthonics to form a joint venture with its strategic partners. This approach was taken by the Company as it positioned itself to service the Medical Market. Synthonics could not find a suitable product to align itself with, so it chose to partner with medical professionals to form Acuscape. Synthonics supplies this venture with technology (via a license agreement) while its partners provide the management expertise and capital required to develop the business.

     The secondary focus of the business model is to create and provide actual 3D graphical content. Synthonics determined that its ability to secure strategic partners quickly was directly related to an established credibility in the marketplace. A decision to supply 3D content was selected as the most effective approach to accomplish this objective. The museum market was selected as the target of this direct approach due to the vast market size and the outspoken need on behalf of the museum industry to extend the benefits of their collections to audiences around the world. Further, the Company decided to target the prestigious Smithsonian Institution as its initial customer in order to leverage this relationship both inside and outside the museum industry. To implement this revenue path, Synthonics formed a wholly owned subsidiary called Christopher Raphael, Inc. Below is a graphical display of the business model.

     Business Revenue Model
     ----------------------

          Revenue Source based on
          Tools Customers               Revenues From
          -----------------------       -------------
          Software Partners             License
          Joint Ventures                License
          Buyers of Software            Service
          Database Visitors             Subscriptions

          Revenue Source based on
          Content Customers             Revenues From
          ------------------------      -------------
          Museums                       Multimedia and Databases
                                        Services and Subscription
          Education Publishers          Multimedia
          Science Centers               Multimedia
          Computer Based Training       Databases, Services and Subscriptions
          Distance Learning Center      Databases, Services and Subscriptions

     As part of the business model, Synthonics intends to "spin-off" its equity interest in Christopher Raphael, Inc., Acuscape, and other similar subsidiaries or joint ventures, it may form or be involved with at future dates when it is strategically and economically advantageous. This enables Synthonics to focus on its core strength once it has adequately entrenched itself in the various markets it has targeted. Upon divesting itself of each entity, stock dividends (if done by way of an IPO or stock exchange) or cash dividends (if done by way of a cash transaction) will be issued to the Company's shareholders. No such divestitures are included in the Company's financial projections as it is impossible to forecast such an event.

     Further, while Synthonics is interested in pursuing any business opportunity, venture, or strategic alliance that meets the operational goals of the Company and would result in added value to the Company and its common stock, other than the use of its website to advertise a need for a specific business partner or service provider, the Company does not presently utilized any advertisements seeking such opportunities.

     Marketing Plan
     --------------

     Because Synthonics will focus in two major market segments, Software Tools and 3D Content, the access to each market will be different.

     As discussed below, the Software Tools market has defined participants that have been identified and Synthonics has begun to approach segments within the market based upon each segment's need and the value Synthonics' RVR(TM) brings to that need. Initially, this marketing thrust will require a small, focused effort with modest mass media-based-expenditures.

     Due to the fact that RVR(TM) is a technology that substantially improves productivity and lowers cost, Synthonics will begin its marketing efforts on those software providers who have tools that are known to immediately benefit from RVR(TM)'s technology (i.e. Animation tools). Synthonics' own content generation organization uses many of these tools and has first-hand knowledge of how RVR(TM) will assist both the target partner's product offering and the ultimate user.

     In addition to improved productivity, RVR(TM)'s technology will afford the opportunity to the targeted tools providers to penetrate a new and large market that they currently have great difficulty servicing --- Electronic Commerce. The difficulty lies in the large computer file sizes generated by the available methods used to create 3D digital models in the market today. These large file sizes and the resulting slow throughput of the Internet result in high frustration levels among potential electronic shoppers such that they will not wait to make the proposed Electronic Commerce transaction. By virtue of innovative RVR(TM) technology, these same digital models can have file sizes smaller than one-tenth the size of those generated by conventional processes. Thus, the long download and slow response times are eliminated when examining 3D graphical content generated with Synthonics' tools. As a result, the market opportunity afforded Synthonics' customers will provide them with significant incremental revenue growth.

     Once the frustration level associated with delays is eased, an additional benefit is available to the ultimate Electronic Commerce user. Using the Company's viewing tools, they will have full control of the 3D digital model of the product on their computer monitor. They will be able to move and examine the object from virtually any angle. They will be able to, for example, change the color of the dress and place the dress on a 3D mannequin of their own body. The user will literally be able to shop as though they were in the store without the hassles of having to travel (likely to several stores); dealing with salesman pressure tactics and having to pay the store mark-ups. The same process applies to homes, landscaping, car purchases, grocery shopping, catalog shopping, and many others. For the software tools providers, this is an opportunity of enormous size. Synthonics will benefit from this emerging market.

     Another of the major benefits to the Company's targeted tools customers is ease of use. The major market realization that Windows NT is perceived as a lower cost platform than UNIX is well documented, Thus, the end customers' benefit is that the Windows Graphical Users Interface (GUI) is known and easier to use. Synthonics will leverage not only its presence in NT but also the genuine technical and financial benefit of the RVR(TM) tool set. In some cases, RVR(TM) will add capability the customer has not possessed in its current product offering (e.g. Autodesk's AutoCAD). The ability of RVR(TM) to use photogrammetry as a measurement and creation tool is a capability that is not currently available in AutoCAD or any other CAD product. The inclusion of this tool from Synthonics provides the CAD user with much improved productivity when creating 3D digital models of objects or environments that already exist. In a very real sense, RVR(TM) brings technical and productivity benefits to existing software tools in the Windows NT market that have existed in UNIX but have been too expensive, cumbersome and not practical for the Windows users.

     Synthonics will offer to license its tools to each of the major brands currently participating in the animation, CAD, authoring, configuration and virtual realty software tool markets. The market is such that once any one of the major participants adopts RVR(TM), the balance will have increasing market pressure to match the capability. The Synthonics patents are strong protection to assist in the total market adoption.

     The three dimensional content focus of the marketing effort will be centered on the Museum and Electronic Commerce segments. The museum market was selected due to the enormous need of that market to be able to increase accessibility to their artifact collections by their customers. The vast majority of most museums treasures are not accessible due to:

     (1)  Lack of display space;
     (2)  The fragile nature of the artifact;
     (3) The inability to fully explain the use, value, history, etc., of the artifact;
     (4)  Sheer  volume of known  artifacts  (over 800  million  worldwide);
     (5)  Required travel

     The museum market was identified by Synthonics as an immediate opportunity to validate the technology. With the limited financial resources of the museum market, both the combination of RVR(TM)s low cost of development and the opportunity to generate revenues from products containing the digitized collections of the museum is a significant mutual benefit for both parties.

     Again, the list of museums is well known and a highly targeted effort can be accomplished with lower cost methods such as broadcast fax, e-mail and through industry shows associated to that market. There will be very little media advertising required except through related industry magazines.

     The Electronic Commerce market for 3D content will be pursued through end user or software partners in the market. Due to the significant technological benefit of three dimensional objects with relatively small file sizes and the growing need for home shopping over the Internet, RVR(TM) will optimize network throughput and minimize consumer frustration. This will be greatly aided by the imminent increase of overall network speed. Essentially, Synthonics will be optimizing the utility created by the resources established for the Museum Industry as those resources will be applied to the same volume of need for Electronic Commerce. Companies involved with home shopping, that do not desire or possess internal resources, will opt to use Synthonics' team/network of content providers to provide their electronic commerce content needs.

     Sales Plan
     ----------

     A small direct sales force will possess the appropriate skills to sell to both the software tools market and the content target markets selected. An integral part of the selling effort is to develop a multi-tier channel of distribution. Targeted customers in the tools market will be sold directly by the Synthonics sales force. Due to the size and geographical distribution of the museum market, only the largest transactions for 3D content will be made by the direct sales force. The sheer number of the museums dictates the establishment of alliances with organizations that can service the smaller and more remote locations.

     The financial models associated with the tools market have accounted for the tiers of distribution for the tools market and the direct sale processes in the content markets. For example, in the tools market, the Company expects to allow a 50% margin for partner and allow a 50% margin for its partner's channel of distribution.

(b)  Business of Issuer

     (1) Principal products or services and their markets

                                 TARGET MARKETS
                                 --------------

     Realistic 3D graphic content is a very desirable commodity that currently costs far too much to be utilized effectively by those who desire it. Synthonics believes that many industries would move rapidly to incorporate 3D graphics if these could be procured at significantly lower cost than is available from today's traditional processes. This belief is founded on research conducted with several experts from different industries. A sampling of the vertical markets that would benefit most from the use of Rapid Virtual Reality(TM) (RVR(TM) ) is summarized below:

     Computer Aided Design (CAD)
     ---------------------------

     Includes all engineering functions where a product or an environment can be modified by virtue of starting with an accurate 3D digital model rather than a blank sheet of paper. Most all design engineers perform their tasks in this regard by using a CAD software package. Many new products are renditions of existing products and their designs can be completed much quicker by using Synthonics' technology. Reverse engineering and competitive analysis are both ideal applications. Another significant advantage afforded CAD users by RVR(TM) is the ability to extract accurate measurements from difficult to measure objects through the use of photogrammetry.

     Medical/Dental
     --------------

     Includes all medical procedures requiring three-dimensional analysis to achieve optimum results. This would include orthodontics, cosmetic surgery, forensics, growth forecasting and veterinary.

     Education/Edutainment
     ---------------------

     Includes all educational applications where interaction between a computer and the focused subject of the learning would result in a more rapid and thorough rate of knowledge transfer to occur. For example, interactive case studies requiring diagnosis and reaction plan formulation could easily be constructed for medical and criminology courses with the use of accurate 3D graphical content. Virtual laboratories could be brought into the home, thereby overcoming scheduling and content availability problems that often occur with physical laboratories. When targeting the younger generations, many forms of education are camouflaged as games, hence the derivation of the term Edutainment. Another very attractive segment of Education is that of the rapid expansion and acceptance of the Distance Learning concept as a primary method for obtaining formal education. Synthonics' tools are ideally suited to serve both Edutainment's and Distance Learning's need for 3D graphical content.

     Video Games
     ----------

     Includes video game customization applications where users can personalize their games by installing familiar faces on a game's avatars and by inserting familiar environments into a game. Also enables more realistic graphics to be included in the game by the game developers. For those players desiring a virtual reality experience, the ability to play the game under full depth perception viewing conditions could be made available by utilizing RVR(TM) stereoscopic viewing capability.

     Electronic Commerce
     -------------------

     Includes on-line commerce where virtual handling of the product and a 3D walk-around viewing on the Internet would dramatically enhance the presentation of all products, thereby replicating the in-store shopping experience without either the hassle of traveling to the store or having to pay the distributor's mark-up. Photo-realistic 3D digital models created using the RVR(TM) technology consists of much smaller file sizes than those images created by CAD engineering tools, thus making the RVR(TM) technology ideal for on-line 3D digital model manipulation, examination, and transmission.

     Movie Industry
     --------------

     The costs of special effects could be significantly reduced in the face of an escalating demand for more and more elaborate special effects. RVR(TM) is able to lower the overall costs of special effects by lowering the cost to produce 3D digital models, by substituting digital actors for stunt doubles, by bringing environments to the studio by way of digital replication, and by simplifying the task of marrying together live and digital film footage. RVR(TM) is also capable of accurately resurrecting actors from the past in the form of 3D digital models allowing them to, once again, perform on the big screen. Finally, it is also possible to convert existing two dimensional (2D) films into true virtual reality experiences.

     Museums
     -------

     Collections of valuable artifacts can be easily and accurately digitized in 3D with RVR(TM) technology. Museums that want to extend their collections beyond physical viewing constraints, or the private collector who wants an accurate 3D digital record of his valuables are both well served by this technology. Most importantly, the ability to interact with accurate digitized replicas of the artifacts greatly expands both the ability and desire to increase knowledge which, of course, is the major objective of most museums. Now anyone can view, and interact with, the wonders of the Louvre or the Smithsonian Institution from the comfort of their own home. Not just view these treasures, as one would a movie film, but, instead, be able to walk around each item and dwell on any aspect they choose - just as if they were in the museum. The original utility of each and every artifact can be demonstrated, without fear of damage, by interacting with an animated 3D digital replica of the artifact. Also, the huge problem of no access to stored artifacts (as high as 95% of the collections of many museums) is eliminated as all artifacts can be accessed in a 3D digital format. These needs have all been validated by a number of museums that have witnessed the Company's presentations (both on-site at museums and at the American Association of Museums annual show).

      Accident and Crime Scene Investigation
     --------------------------------------

     Most accident and crime scene work involves the capture of all conditions as they existed at the time of the incident. This information is used to solve the crime, settle claims, and for courtroom presentations. Accuracy and speed are essential when gathering such data as the scene will deteriorate very quickly. Video recording (speed) can be performed with a calibration target inserted in the view. When a rendition of the scene is required, RVR(TM) can be utilized to create an accurate 3D digital environment or simply to extract precise measurements important to the resolution of the case.

     Synthonics believes its patented software offers the only solution to providing accurate 3D digital images at a non-prohibitive cost. In fact, the cost drops so dramatically that virtually all the industries within the vertical markets described above will be demanding products utilizing Synthonics' RVR(TM) technology in order to better serve their customers as well as increase their own profits.

     The targeted vertical markets, described above, are currently being serviced by many established software tool providers. These providers, whose tools fall into the following categories, are able to provide horizontal access to the targeted vertical markets.

          Animation  Software  - The  software  that  "brings  to  life"  the 3D
          graphical    content   (i.e.    an   animal   that   displays    human
          characteristics).

          Multimedia Authoring Software - The software that creates a story-line around 3D graphical content (i.e. an interactive CD-ROM presentation).

          CAD Software - The software that enables complex designs to take shape in a 3D digital format (i.e. the creation of an architectural structure).

          Virtual Reality Environments - The software that creates simulated 3D environments without the use of true 3D digital models (i.e. a furniture showroom with chairs that spin around).

          Configuration Software - The software that enables an on-line shopper to configure the desired product from a list of optional features (i.e. selecting and viewing a home theater system from many available combinations).

          Clip-Art Libraries - The suppliers of non-custom, off-the-shelf 3D graphical content (i.e. an automobile for a website where the make and model is unimportant).

     Each of these families contain several prominent suppliers of the software tools, and Synthonics' RVR(TM) portfolio of tools is very complimentary to most. Therefore, Synthonics will seek to partner with these established software tool providers to provide its tools to these same vertical markets. This strategy is detailed in the Operating Plan section of this Business Plan.

     Each of these vertical and horizontal applications represents a significant business opportunity on its own. Taken as a whole, they define a huge opportunity the likes of which is only available to very few companies.

     Synthonics believes the markets described above are by no means a complete listing of all possible applications. While the Company believes it has sufficient market-entry barriers against competition by virtue of both its current lead over all competitors and the likelihood of many aspects of the technology being patented, the sheer size of the market makes the advent of additional competition a minor concern. In fact, the size of the market will certainly attract competitors in the not-too-distant future. Competition will also serve to accelerate technological advances within Synthonics.

                                  THE PRODUCTS
                                  ------------

     Thus far, Synthonics has developed a portfolio of software tools that can be used separately or collectively to dramatically reduce the cost of generating photo-realistic 3D graphical content. Overall, Synthonics refers to this portfolio as Rapid Virtual Reality(TM). A brief description of each tool is included below:

          3D Model Generator - A tool that enables the construction of a wireframe and the photo-rendering of same starting with as few as two photographs of an object or environment. The output files can be exported to different formats including DXF, 3DS, and VRML II.

          Single Object Viewer - A tool that enables real time examination of a 3D digital model constructed by the 3D Model Generation tool (above). The object can be viewed from any perspective, sized to fit viewing need, measured, and converted to an anaglyph for stereoscopic viewing.

          Multi-Object Viewer - A tool that enables several objects to be present in the viewer at the same time. Thus, entire environments can be altered or examined. Scenes can be rearranged, objects can be added or subtracted from a scene, or objects can be altered within a scene.

          Camera Parameter Tracking - A tool that precisely determines the position, in free space, of the image capture device (camera or camcorder) in six degrees of freedom (x-axis, y-axis, z-axis, tilt, rotation, & azimuth) with only the focal length and a three point calibration target as input. Knowing this information is essential to the accurate projection of the third dimension from a 2D flat image such as a photograph.

          Morphing Editor - A tool that enables very rapid wireframe generation by morphing a "standard" wireframe of similar shape by introducing several landmark data points to the editor. Thus difficult shapes can be altered instantaneously from the standard to create custom 3D digital models containing all the "one-of-a-kind" traits of the object of concern.

          Optical Tape Measure - A tool that enables extremely accurate measurements of complex shapes in very little time by using photogrammetry. Overcomes the problems of access to an object, mobility of an object, complexity of shape, and firmness of the surface of the object which are inherent to all sophisticated measurement devices, including laser scanners, optical comparators, mechanical digitizers, and survey range finding equipment.

          Anaglyph Generation - A tool that enables a pair of stereo photographs to be quickly converted to an anaglyph which allows full depth perception viewing with the assist of red and blue glasses worn by the viewer. The images can be output to devices as simple as red/blue glasses or as sophisticated as total immersion headsets.

          3D Stereo Movie Maker - A tool that enables stereo video capture to be quickly converted to a series of anaglyphs that play as a full depth movie with the assist of red and blue glasses worn by the viewer. The images can be output to devices as simple as red/blue glasses or as sophisticated as total immersion headsets.

          File Converter - A tool that provides file format conversion between Synthonics' tools and popular software tool formats.

          M-PEG Converter - A tool that enables an efficient means of reducing movie film file sizes.

     Synthonics has determined that these software tools meet the needs of several markets in their quest to secure an affordable solution for 3D graphical content generation. Specifically, Education, Edutainment, Museums, Electronic Commerce, Medical, Video Games, and Movies are all industries that are seeking the ability to enhance their own products or services through the use of 3D graphical content. The Company has also determined that several families of available software tools currently reach most of these vertical markets. These tool families include:

          Animation Tools that bring life to inanimate objects.

          Authoring Tools that wrap a story-line around content for presentation purposes.

          CAD Tools that are used by engineers and animators to create 3D digital objects and scenes.

          Virtual Environment Tools (video games) that are used to create synthetic environments for display on computers.

          Configuration Tools that are used by on-line shoppers to configure product selections that offer several optional features.

          Clip Art Libraries that are accessed as a resource for 3D graphical content when generic content will suffice.

     The table below displays the current use levels of each software tool across each targeted market:


                     Software Tool Usage by Vertical Market
                     --------------------------------------

                       Education/            Electronic          Video
                       Edutainment  Museum   Commerce   Medical  Game    Movies
-------------------------------------------------------------------------------

Animation Tools          High       High     Low        Low      High    High
Authoring Tools          High       High     Medium     None     High    None
CAD Tools                None       None     None       Low      None    High
Virtual Environment
Tools                    High       High     High       None     Medium  None
Configuration Tools      Medium     None     High       None     None    None
Clip Art Libraries       High       None     Low        None     Medium  Low


     This data suggests that several opportunities exist for Synthonics to partner with current tool providers that currently supply complimentary software tools to the very markets that Synthonics has determined have a real need for its own software tools. Even the applications identified as "none" are, in fact, opportunities because the lack of use is usually a result of the high cost of the processes currently available. An example of a vertical market that falls into this classification is the Medical Industry. By offering an affordable, yet accurate solution (Synthonics' RVR(TM) ), this market will open up to our strategic partners. In the same vein, if CAD tool providers possessed an inexpensive option (Synthonics' RVR(TM)), they would be able to penetrate several untapped markets.

                                 THE TECHNOLOGY
                                 --------------

     Definition of Technology
     ------------------------

     Synthonics has developed patented software that enables its user to create photo-realistic, three-dimensional (3D) digital models from as few as two photographs of an object or environment. Accurate 3D digital replicas can be constructed of anything that can be seen, or anything that is now extinct but had previously been well documented on film. Synthonics calls this technology Rapid Virtual Reality(TM)(RVR(TM)).

     To better understand the significance of what Synthonics has created with its revolutionary RVR(TM) technology, one needs to understand what is required to create a digital model that is accurately portrayed in all three dimensions. Most are familiar with the construction of a house or the human body. They are comprised of a frame or skeleton to support the structure and an outer shell or skin which is overlaid to define the appearance. 3D digital models require the same structure to be accurate and viewable in all three dimensions. The skeleton is called a wireframe and the skin is referred to as the surface texture.

     Like building a house, a wireframe is first constructed and then a skin is overlaid to complete the model. When 3D digital models are built with most conventional processes, the builder must decide on the exact dimension and orientation of each "stick" used to complete the wireframe. The builder must also place each "stick" close enough to each other to adequately hold the shape of the yet-to-be-applied surface texture. Surface textures are then selected or fabricated to best replicate the actual surface of the physical object that is being digitally duplicated. The builder of 3D digital models using conventional processes must be an engineer, an artist, and a highly trained computer operator.

     RVR(TM) is based on complex algorithms that trace their origins back to the tracking of Russian submarines via satellites. That technology has been dramatically altered in order to generate the commercial application known as Rapid Virtual Reality(TM). Despite the complexity of what is "under the hood", the RVR(TM) process is quite simple to operate and can be performed on a standard PC. The basic steps of the process include:

     (1)  Capture at least two 2D images of subject;
     (2)  Digitize  the 2D images;
     (3)  Assist the  computer to construct a wireframe; and
     (4)  Photo-texturing  of the wireframe by the computer.

     The key to Synthonics' RVR(TM) is its ability to pinpoint the exact location of the camera when the 2D image was captured. It does so in six degrees of freedom: x axis, y axis, z axis, tilt, rotation, and azimuth. This essential-for-accuracy data is determined with only two known facts being provided to the software by the user, these include:

     (1) Focal length of the camera, and

     (2) A calibration target in the viewing window (defined as the known distance between three points). This target can be something as simple as placing a business card in the photograph or the dimensions can come from some known measurement on the object being captured).

     With this data, the precise physical location of the camera by the photographer is not required when capturing the 2D images at the start of the process. The camera can be stationary or in motion with a different location in free space for every frame. The three point calibration requirement dramatically simplifies the 3D model building process, as virtually all mathematical solutions require a minimum of six points which is an extremely difficult and very costly method when used to determine the location of the camera in free space. In fact, the three point solution is so unique that its application has been the basis for one of the patents thus far granted by the U.S. Patent Office.

     Benefits of the Technology
     --------------------------

     Rapid Virtual Reality(TM) by Synthonics is so revolutionary it virtually eliminates most of the skill, time and equipment investment requirements of conventional processes that provide the same output. The 3D digital models created by RVR(TM) are accurate, realistic in appearance, comprised of small file sizes, and constructed on low-end PCs.

     Another advantage of the RVR(TM) process is that it is extremely flexible. In other words the output quality can be "adjusted " to fit the exact needs of the content application. In some cases, a very simple wireframe and the textures acquired from a few "tourist type" photographs may be all that is required. An example of this grade of 3D digital model might be those used for the three dimensional layout of a factory. The RVR(TM) process also supports the generation of higher grade requirements such as 3D digital models used for research. In such cases, a denser wireframe is constructed and the photographs providing the surface texturing will be of a higher resolution.

     Until the innovations brought about by Synthonics, achieving the same output as available from RVR(TM) has been extremely expensive and time consuming. Traditional approaches also require very large initial investments in human resources, assets, and training. Consequently, many companies, and even entire industries, that could benefit from three dimensional graphical content have been blocked from using it due to the prohibitive costs involved. Prior to the development of the Synthonics RVR(TM) process of creating 3D digital models, only the movie industry could recover the costs of today's process to generate accurate 3D digital models.

     Future of the Technology
     ------------------------

     Synthonics' current patented technology requires a "human assist" in order for the computer to successfully correlate data points between images. This correlation of points is defined as the identification of the same data point in each of two or more photos. Synthonics is currently developing tracking software that will enable the "human assist" requirement to be eliminated altogether. Once completed and integrated into a system that contains an image capture device and RVR(TM) software, a 3D copy machine is possible. Synthonics expects to utilize digital signal processors (DSPs) to accelerate the entire system such that 3D digital models can be generated in a targeted time of 15 to 30 seconds with the push of a single button. (Note: Synthonics does not intend to get into the hardware business with this development, but rather will seek to partner with someone who is an established hardware supplier).

     If the above automation is described as the second generation of RVR(TM), the third generation is defined as real time modeling of video streams. In other words, data will be simultaneously captured and converted to 3D graphical content. For example, with such an advance, real-time, full-depth-perception internal viewing will be available to surgeons while performing invasive surgeries. The evolution of this generation of technology will take three to four years of dedicated resources.

     (2)  Distribution methods of the products or services

     Synthonics' business strategy is to exploit its technical expertise while minimizing its need for capital. The primary focus of its strategy will be the development of strategic alliances with software providers that can immediately benefit from the RVR(TM) technology. Examples of such providers include those in the animation and authoring markets, which already require more effective 3D capabilities. Synthonics will license its technology to its alliance partners, who will embed the technology into their own branded product offerings. Thus, the Company remains a technology provider while benefiting from its association with a brand name software company and from access to that partner's established distribution channels and custom service operations.

     In certain industries, companies that desire the RVR(TM) technology may be unwilling or unable to make direct use of the technology themselves. To accommodate this demand, Synthonics has developed an internal capability to provide 3D content.

     Strategic Alliances
     -------------------

     Synthonics will seek high profile software tool providers as strategic business partners. Alliances with these partners are essential to the overall success of Synthonics. These alliances themselves are Synthonics' immediate customers and, while the technology benefits the ultimate user functionally, its business practices must take into account multiple levels of support. In other words, Synthonics must establish an infrastructure that meets the needs of its alliance partners but also incorporates the requirements of the end user as part of its future technology development.

     Clearly, the Company's major customer is the software tools industry and, by definition, it must have product design, documentation, technical support, marketing and sales support, and business policies which support this model. This support structure does not conflict with that which is required for the segment of the business model that provides 3D content. In fact, direct access to end users will provide an accurate assessment of market needs that will facilitate the Company's ability to service its strategic alliance partners as customers.

     Several potential strategic partners (customers) have been identified by Synthonics and discussions are underway with many of those shown below:

                      Targeted Strategic Alliance Partners
                      ------------------------------------

  Animation            Authoring       CAD               Virtual Environment
  ---------            ---------       ---               -------------------
  Kinetix (Autodesk)   Macromedia      Autodesk          Apple
  Alias                Adobe Systems   SDRC              Infinite Pictures, Inc.
  Newtek               Microsoft       Parametric Tech.  Live Picture
  Adobe Systems                        MetaCreations     Black Diamond
  Microsoft                            IBM
  MetaCreations                        Cadence
  Corel                                Computervision

     In most cases, the Company expects to form a strategic alliance with its partners. In doing so, Synthonics will provide the appropriate interface for its partner to embed Synthonics' tools as part of its own product. The merged product offerings will be distributed through established channels already maintained by Synthonics' strategic partner. Synthonics benefits from increased revenues by virtue of brand name association and access to established distribution channels. Synthonics' partner benefits from increased revenues by providing a solution to markets it hasn't yet penetrated and by providing value-added upgrades to its existing user base. Neither Configuration Tools nor 3D Clip Art Libraries are addressed in the table above. Both categories are relatively new and comprised of new companies for the most part. Synthonics' partners in this area will likely be lesser known than the companies noted above, consequently its selection criteria will involve a forward assessment of a company's potential based on its resources and marketing strategy.

     In some situations, the strategic alliance may take the form of a joint venture. Such is the case with Synthonics' entree into the Medical Industry when it took an equity position (30%) in Acuscape. Synthonics' partners include an orthodontist, a radiologist, and an image capture expert. Initially, this company will provide software tools to existing image processing labs that support orthodontists, oral surgeons, and dentists throughout the United States. To utilize this service, the doctor simply transmits digitized photographs (of the teeth and face) and x-rays of the head from his/her patient to the image processing lab. Using Synthonics' RVR(TM) technology, the lab will generate a precise 3D digital replica from these submissions. Upon accessing the patient specific model on-line, the doctor can perform appropriate diagnosis and determine the optimum treatment plan in the comfort of his office with the software tools provided by Acuscape. The accuracy and utility of the software applies to the full range of complexity from the installation of braces, to implants, to a full facial reconstruct. This service center concept should shorten the analysis phase of treatment, provide a more accurate custom treatment, and produce "near perfect" smiles on its patients. Future products will benefit medical education, forensics, growth forecasting and cosmetic surgery. Synthonics is receiving revenues currently for its product development work. Licensing royalties to Synthonics will commence during the second half of 1998.

     Production Plan
     ---------------

     As mentioned earlier, a large source of Synthonics future revenues will come from the generation of custom 3D graphical content for those industries or major customers that desire the benefits of the revolutionary technology brought forth by Synthonics but are unwilling or unable to install internal capabilities to do so. To accommodate this source of revenues, Synthonics has its wholly owned subsidiary called Christopher Raphael, Inc. The objective of this business unit is to solicit content contracts with prominent customers that will display the content to large audiences that, in turn will promote demand for Synthonics' licensed software tools. This subsidiary is capable of outputting 3D graphical content in many formats. CD-ROMs, DVDs, kiosks, interactive websites, and asset databases are all within Christopher Raphael's capabilities.

     Initially, Christopher Raphael, Inc. is focused on providing content solutions to the huge museum industry. By using RVR(TM) technology to create 3D digital replicas of artifacts, several current museum problems are eliminated. Access to the artifacts is no longer limited by the ability to travel or by the availability of display space at the museum. Access via the Internet or with CD-ROMs is both easy and more convenient for many interested in viewing the treasures contained in museums throughout the world. Most museums are faced with having to store large portions of their collections due to display space limitations. For example, despite having sixteen large museums, the Smithsonian currently has over 137 million artifacts (more than 90% of its collection) in storage. For all practical purposes, stored artifacts are only accessible through a digital medium.

     Another severe problem within museums is finding a way to let viewers interact with artifacts so that an optimum learning experience can take place. Interaction with a museum artifact is often limited so as to not risk damage to the artifact. If the artifact is a device of some sort, it is also highly desirable to demonstrate the original utility of the artifact during the interactive experience. RVR(TM) enables interaction with an animated 3D digital model. Thus, 3D digital replicas of artifacts can be handled, magnified, measured, put into operation, disassembled, and explored - all in a digital format. Until now, museums have been unable to utilize the power of 3D graphics due to the high cost of current processes necessary to portray the accuracy level demanded by museums. RVR(TM) technology now insures the accuracy required is available at a very reasonable cost.

     To provide the above capabilities, Christopher Raphael, Inc. has been staffed with a regionally located sales team, project management, 3D model builders and graphic designers. Outside resources will be utilized to supplement this subsidiary's staff as much as possible. The subsidiary is housed in a separate facility located two miles from Synthonics' main office. Separation of production from development is very desirable in order to maintain the appropriate environment for each. However, the close proximity makes it convenient to provide technical assistance when required.

     (3)  Status of any publicly announced new product or services

     Rapid Virtual Reality(TM) -- On October 15, 1996, the Company announced the introduction of Rapid Virtual Reality(TM) technology as a productivity enhancing approach to the generation of photo-realistic 3D content. To date the Company has developed ten software tools that it makes available for licensing and is also utilizing in its own production environment (Christopher Raphael, Inc.)

     SynthaScan - On December 15, 1996, the Company announced the formation of SynthaScan, a wholly owned subsidiary of Synthonics. This company has done some preliminary development work on a 3D copier. At present, Synthonics is seeking an alliance partner to supplement its own expertise in the development of the 3D copier. Until a partner is secured, SynthaScan is not investing time or money on any future development.

     Acuscape -- On August 15, 1997, the Company announced its participation in the formation of 3D DiagnosTx, LLC (now Acuscape, Inc.). Synthonics owns 30% of the equity of Acuscape. This company has raised initial capital, started its staffing, opened their headquarters in Glendale, CA, and is completing development of their first product offering. Acuscape's first product should be available in late summer.

     Smithsonian Institution Contract. -- On October 20, 1997, the Company announced the License Agreement entered into between the Company and the Smithsonian Institution. At present, the contracted CD-ROM is under development and scheduled for a late summer release. A copy of the Smithsonian License Agreement and Amendment No. 1 to the Smithsonian License Agreement are attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     Christopher Raphael. -- On November 3, 1997, the Company announced the completion of its acquisition of Christopher Raphael, Inc. With the acquisition, Synthonics has an internal production capability to produce 3D graphical content in many formats.

     (4) Competitive business conditions and the Company's competitive position in the industry and methods of competition

     As noted earlier, digital 3D model construction is possible by means other than Synthonics' Rapid Virtual Reality(TM). These competitive processes vary dramatically as to the cost and accuracy of their output. The most common processes are noted below:

          (1)  Animation studio process
          (2)  CAD software and rendering software
          (3)  3D Scanners
          (4)  Other Photogrammetry processes

     Animation Studio Process - This is the most sophisticated and costly of the competitive processes. It is the output of this process that people are most familiar with. If you've seen a movie with any special effect, it is likely the computer graphic model used to create the special effect came from this process. Because it is both the most familiar and extreme form of generating 3D digital models, it is presented in much more detail below as compared to the RVR(TM) process.

     CAD Software and Rendering Software - CAD Software, such as Pro Engineer, can be utilized to construct a wireframe model. Rendering software, such as 3D Studio Max, can then be utilized to texture over the wireframe. This process is expensive as it requires skilled operators (artists and/or engineers) and sophisticated hardware (UNIX workstation or very high-end PCs). Normally, the resultant model is not realistic in appearance as it is very difficult to construct realism from nothing. On the other hand, the photo-realistic model generated by RVR(TM) has the exact same appearance as viewed in the photograph. This competitive process is best utilized for creating digital models of objects or environments that don't already exist. If the desired digital model is of something that already exists, the RVR(TM) process by Synthonics is a much better choice due to lower cost, less time required and the realistic appearance of the digital model.

     3D Scanners - A number of 3D Scanners exist and their prices range from $2,000 to $400,000. At the low end, the 3D scanners are touch and probe devices that record each data point (relative to a fixed 3D coordinate axis), one at a time, as the probe makes contact with the object. This is extremely tedious requiring the object to be secure from movement. There are also considerable problems associated with the probing of "soft skinned" objects. Applications requiring tight dimensional tolerances do not fare well with these low-end 3D scanners. At the high end, 3D scanners are sophisticated laser scanners recording millions of data points. Typical data files from high-end 3D laser scanners must be considerably reworked in order to retain only essential data before they are usable in the construction of a 3D digital model. The huge deficiency with today's 3D scanners is that they are little more than measurement devices. One still has to construct a wireframe and texture the wireframe in order to complete the 3D digital model. RVR(TM) allows for completion of the entire 3D model generation process in much less time, for a lot less money, and with a photo-realistic appearance.

     Other Photogrammetry Processes - The Company is aware of two other companies offering products that create 3D digital models from photographs. EOS Systems, located in Canada, has a product called Photomodeler, and 3D Construction Co., located in California, has a product called 3D Builder. Both products require more photos and data points (resulting in larger file sizes) than does the RVR(TM) process. More importantly, both competitive approaches cannot precisely determine the location of the camera when it captured the photograph, whereas RVR(TM) makes use of a calibration target and precisely locates the camera. This patented feature results in a much more accurate digital replica and also facilitates the marrying of live and digital images. Additionally, neither competitive product offers a stereoscopic viewing capability.

     As suggested above, in many cases, Synthonics' technology can generate the same output as an animation studio does today for as little as 3% the cost of the animation studio process. This reduction in cost comes in two forms -- operating and investment savings. The table below describes the magnitude of difference between the required elements of the Synthonics and animation studio processes.

     Synthonics Process                 vs.      Animation Studio Process
     ------------------                          ------------------------
     Digitized 2D images                         Clay models
     Synthonics patented software                Molds from clay models
                                                 Cast urethane maquettes
                                                 Laser-generated 3D template
                                                 High-powered, branded software

     In both cases, the output is accurate 3D digital models. The leading-edge technology developed by Synthonics requires only one man-hour for every sixty man-hours required by the animation studio to produce the same output. Further, the skill levels required for the animation studio process are much higher, resulting in a higher cost per hour for each hour invested in the animation studio process as compared to the Synthonics process. The absolute investment in man-hours will depend on the complexity of the project.

     The difference in costs required from an investment standpoint are equally impressive and are noted below:

     Synthonics Process                    vs.    Animation Studio Process
     -------------------                          -------------------------
     35MM or video camera                         Mold-making equipment
     inexpensive photographic digitizer           Casting equipment
     Standard PC                                  Laser scanner
                                                  UNIX workstation

     There is another class of competitors that create a simulated virtual reality (VR) environment without the use of 3D digital models. These photography based approaches include Apple's Quicktime VR, Black Diamond's Surround Video, and RealVR Traveler by Live Picture & Realspace. The viewer of environments created by these software programs is subjected to a simulated portrayal of a virtual reality panorama from specific points of view. In other words, several photographs are stitched together and, as either the object or the viewer is rotated in a fixed plane, the sensation of depth is created. In these approaches, true virtual reality is not achieved. The objects or environments cannot be controlled by the viewer, nor can any information (such as measurements) be extracted directly from this simulated VR environment, as 3D digital models are necessary for true virtual reality to occur.

     Finally, Synthonics' RVR(TM) technology is totally flexible as it is able to adopt to the full range of needs, in terms of 3D digital model intricacies, from those of Electronic Commerce on the low end to those of the Movie Industry on the high end. It is the combination of accuracy, affordability, flexibility and compact file sizes that sets Synthonics apart from its competition. Each of the competitors discussed possesses at least one of these traits, but only Synthonics is capable of providing all four as a package.

     The  following   chart   summarizes  the  differences  of  the  competitive
technologies discussed earlier in this section.

                        Competitive Technology Comparison
                        ---------------------------------

                                       CAD
                           Animation   Plus                        Other
             Synthonics    Studio      Rendering        3D       Photogrammetry
              RVR(TM)      Process     Software       Scanners     Processes
-------------------------------------------------------------------------------

Description  3D Digital   3D Digital   3D Model       Dimensional  3D Digital
             Model        Model        Replication    Measurement  Model
             Replication  Replication  or creation    of object    Replication
                          or creation

Applications A Realistic  Creation of  Creation of    Complicated  A Realistic
             Digital      Digital      Digital models objects      Digital Model
             Model of     Models with  from a Concept Requiring    of object or
             object or    very High                   Many Data    Environmental
             Environment  Quality                     Points in    that Exists
             that Exists  Viewing                     Order to
                          Requirements                Re-Create

Strength     * Low Cost   * Realistic   * Accurate    * Accurate   * Low Cost
             * Easily       Accuracy    * Excellent                * Easily
               Produced   * High Level    creation                   Produced
             * Low Data     of Detail     capabilities             * Low Data
              files sizes * Excellent                               files sizes
             * Photo-       creation                               * Photo-
               Realistic    and                                      Realistic
               Appearance   Replication                              Appearance
             * Flexible to  capabilities                           * Flexible to
               meet end                                              meet end
               need                                                  need
             * Stereo-
               scopic
               viewing
             * Accurate

Weakness     * Object     * Extremely   * High cost   * High       * Object must
               must exist   high cost   * High         investment    exist
                          * Multiple      skill         cost       * Accuracy
                            high skills   requirement * Time        limitations
                           requirements * Large         consuming  * More complex
                          * Very large    data file   * Require      than
                            data file     size          secondary    Synthonics
                            size        * Time          operation    process
                          * Very time     consuming     to complete
                            consuming     to produce    model
                                                      * Moderate to
                                                        high skill
                                                       level requirement
                                                      * Very large
                                                       data file size


     (5) Sources and availability of raw materials and names of principal suppliers

     The Company does not utilize any specialized raw materials and as such any and all materials and raw materials, if any, required, are readily available. The Company is not aware of any problem that exists at present time or that is projected to occur with the near future that will materially affect the source and availability of raw materials which would be required by the Company.

     (6) Dependence on one or a few major customers

     The Company feels that by the diversity of the applications and uses of the technology in various products and services that alleviates the dependence on any one or major customer. Through the widespread use of the technology in medical, multimedia, electronic commerce, education and other developing industries, the Company will develop a wide base of customers.

     (7)  Patents,  trademarks,   license,  franchises,   concessions,   royalty
agreements or labor contracts

                                     PATENTS
                                     -------

     Without knowing the precise location of the camera, it is impossible to use photogrammetry to build 3D digital models. Without the use of photogrammetry, the low-cost construction of 3D digital models is impossible. Synthonics' technology is based on photogrammetry, and its algorithms "nail the location" of the camera in free space with the extremely unique and simple requirement of only three known points in the same plane. Synthonics believes its technology to be unique in its approach and application. The Company is also dedicated to the protection of its trade secrets and source code through tight security, the advancement of the technology, and the establishment of strong patent protection. Therefore, the Company has retained a prominent legal firm to develop and submit patent applications for several technologies that the Company views as patented. To date, twenty-three patent applications have been filed in the US and internationally. A very brief summary of the categories covered by the patent applications is listed below:

     Subject Matter of Patent Applications
     -------------------------------------

     (1) High-speed correlation engine for P.C. using Field Programmable Gate Array computer chips.

     (2) Digital creation and transmission of 3D images.

     (3) Digital methods of creating photo-realistic computer models.

     (4) Capturing and transmitting stereoscopic 3D images for the entertainment industry.

     (5) Camera parameter determination from photo image data.

     (6) Improved methods for morphing and special effects for the entertainment industry.

     (7) Converting existing 2D films to a 3D virtual reality experience.

     (8) Multi-user interactive 3D on the Internet.

     (9) 3D scanner or copier technology.

     To date, two patents have been issued by the U.S. Patent and Trademark Office. These include U.S. Patent No. 5,661,518 titled "Methods and Apparatus for the Creation and Transmission of Three Dimensional Images"; and U.S. Patent No. 5,699,444 titled "Methods and Apparatus for Using Image Data to Determine Camera Location and Orientation". The Company has also been notified by the U.S. Patent and Trademark Office that four additional applications contain allowable claims. Each is expected to issue soon. Finally, the remaining seventeen patent applications (eleven in U.S., three in Europe, and three in Japan) are all pending. As discussed above, the ability to pinpoint the location of the camera with a simple calibration target (three points) is fundamental to the extraordinary benefits derived from using the RVR(TM) technology, therefore the issuance of U.S. Patent No. 5,699,444 not only adds great value to the Company, but also establishes an effective barrier against competition. Considerable value to the Company will be added with the granting of each additional patent as well.

                                   TRADEMARKS
                                   ----------

     Synthonics owns trademarks for Rapid Virtual Reality(TM), RVR(TM). 3D Maker(TM), and Wireframe Express(TM).

                         LICENSES and ROYALTY AGREEMENTS
                         -------------------------------

     Synthonics has entered into license and royalty agreements with the following entities:

     On November 30, 1996, Synthonics Incorporated (a wholly owned subsidiary of the Company) entered into a License Agreement with MedScape, LLC (now known as Acuscape, Inc.) wherein Acuscape will utilize Synthonics' technologies in the creation its own analysis and treatment planning software tools for medical professionals. The Agreement grants Acuscape exclusive worldwide rights to use Synthonics' technologies only for tools to be used by orthodontists, dentists, oral surgeons, and cosmetic surgeons in return for a 3% royalty of Acuscape's gross sales. The Agreement also provides for recovery of costs from all Acuscape required development. A copy of the Acuscape License Agreement is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On October 2, 1997, the Company entered into a License Agreement with the Smithsonian Institution wherein the Company will utilize its Rapid Virtual Reality(TM) technology to produce an interactive CD-ROM introducing all 16 Smithsonian museums, and the National Zoo. This agreement allows Synthonics to utilized the name and trademark of the Smithsonian upon and in connection with the products which Synthonics will produce pursuant to the License Agreement. The agreement also requires Synthonics to fund the production of the CD-ROM. All initial revenues from the sale of the CD-ROM belong to Synthonics. Once Synthonics has recovered their production costs, all subsequent revenues are split 50/50 with the Smithsonian Institution. The term of the License Agreement is for three (3) years and for only the territory designated as the United States. A copy of the Smithsonian License Agreement and Amendment No. 1 to the Smithsonian License Agreement are attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On November 1, 1997, the Company and the Smithsonian Institution entered into Amendment No. 1 to the above mentioned License Agreement wherein the Company and the Smithsonian modified the dates and timetable for approval and delivery as to the various phases in the production, among other things, of the storyboards, images, script, packaging, prototype products, samples and final product, pursuant to the License Agreement. See Exhibit Index, Part III.

     On December 19, 1997, the Company entered into a Contract Agreement with Centro Alameda, Inc. (an Affiliations Partner of the Smithsonian Institution) to provide a 3D database and associated analysis tools. A down payment of 50% was paid by Centro Alameda in December when the Company had completed approximately 50% of the project. Accordingly the downpayment was recorded in revenues in 1997 and the balance with be recognized when earned. A payment of 25% of the total project fees due the Company are payable at the tie of the Beta review of the product and the final payment of 25% is due and payable to the Company at the time the final product is ready for the conference being hosted by Centro Alameda, Inc. as set forth in the Contract Agreement. Synthonics' 3D tools will be utilized by Christopher Raphael, Inc. (a wholly owned subsidiary of the Company) to create the database and the analysis tools. A copy of the Centro Alameda Contract Agreement is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On February 17, 1998, the Company signed a Strategic Alliance Agreement with KnowledgeLINK to provide non-exclusive use of its 3D tools for electronic commerce. Synthonics will receive a royalty payment of $100 per month for every website produced by KnowledgeLINK that utilizes any of the 3D tools provided by Synthonics. The Agreement also enables the Company to recover development costs, be paid $50 per hour for customer maintenance support, and be paid for any 3D content generated for KnowledgeLINK's customers. A copy of the KnowledgeLINK Strategic Alliance Agreement is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     (8) Need for Government approval

     The products and services provided through use of the Company's technology are not subject to approval of any government regulation.

     (9) Effect of existing or probable governmental regulations on the business

     The Company has voluntarily filed this Registration Statement on Form 10-SB in order to register it common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     As a result of the effectiveness of its Registration Statement on Form 10-SB, the Company shall be subject to Regulation 14A of the Commission, which regulates proxy solicitations. Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     The Company will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis, and will be required to timely disclose certain events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

     The Company's Management believes that it is in the Company's best interest to become subject to the periodic reporting requirements as set forth above, in order to provide a mechanism for the disclosure and publication of material information about the Company and its financial condition to its shareholders and the financial community. In the event that the Company's obligation to file periodic reports is suspended under the Securities Exchange Act, it is the intention of the Company to continue to voluntarily file period reports as if so required to do so.

     Management believes that these reporting obligations will increase the Company's annual legal and accounting costs, but it is expected that revenues will be sufficient to meet these costs.

     The Company is not aware of any other governmental regulations now in existence or that may arise in the future that would have an effect on the business of the Company.

     (10) Estimate of the amount spent during each of the last two fiscal years on research and development activities.

     R&D expenditures for 1996 and 1997 were $368,593 and $753,014 respectively. In some cases (as described above), customer contracts require direct payment for specific development requirements. In general, R&D activities will be recovered through the application of a burden rate to all quotes.

     (11) Costs and effects of compliance with environmental laws (federal, state and local)

     The Company does not plan to manufacture the products that are derived from the application and use of its technology. The Company does not feel that it is effected by any rules which have been enacted or adopted regulating the discharge of material into the environment.

     (12) Number of total employees and number of full time employees

     At the present time the Company employs a total of 13 persons or which 13 are full time employees. These full time employees include F. Michael Budd, Charles S. Palm, and Joseph R. Maher who are also officers and directors of the Company.

     Risk Factors.
     -------------

     Forward Looking Statements. When used in this Registration Statement, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "projected", "intends to" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to market conditions, competition, factors affecting the Company's ability to implement its growth strategy, the Company's dependence on future financing, fluctuations in operating results, the Company's ability to sustain levels of growth, diversification of the Company's business, contingent risks, state and federal regulation and licensing requirements, and environmental concerns that could cause the Company's actual results to differ materially from those presently anticipated or projected. Such factors, which are discussed in "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in this Registration Statement. As a result all parties are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company's independent accountants have not examined or compiled the accompanying forward-looking statements and accordingly do not provide any assurance with respect to such statements.

     The Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, as well as risk factors particular to the industries in which it will operate, and will include, among other things, those types of risk factors outlined below.

     Developmental Stage Company. The Company was only recently organized and has only a limited operating history. Although the Company and the Company's operating subsidiaries do have limited operating experience, they too must be deemed to be developmental stage companies. Taken together, the Company and its subsidiaries must be considered to be in an early formative stage. There can be no assurance that the Company's business plans will prove successful, or that the Company or its wholly-owned subsidiaries will be able to operate profitably.

     Competition. There are numerous corporations, firms and individuals which are engaged in the type of business activities in which the Company is presently engaged. Many of those entities are more experienced and possess substantially greater financial, technical and personnel resources than the Company or its subsidiaries. While the Company hopes to be competitive with other similar companies, there can be no assurance that such will be the case.

     Limited and Volatile Market for Common Stock. The Company's common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "SNNT", however, there is a limited and thinly traded trading market for the common stock and there can be no assurance that an active market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Year 2000 Issues - Uncertainty Of The Effects Of The Year 2000 On Computer Programs And Systems. Many currently installed computer systems and software programs were designed to use only a two digit date field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Until the date fields are updated, the systems and programs could fail or give erroneous results when referencing dates following December 31, 1999.

None of the Company's products use dates, and therefore there are no Year 2000 issues over which the Company has direct control.

Given that the Company's products operate on certain hardware platforms and within certain software operating systems and environments, the Company must rely upon the efforts of the hardware and software vendors and manufacturers to be in the vanguard with respect to OS and Platform issues relating to the Year 2000 compliance. The Company has not made an assessment as to whether hardware and software vendors and manufacturers have brought their products into Year 2000 compliance, or if any of its customers, suppliers or service providers will be so affected. Failure of the Company's software resulting from a hardware or software vendor to be Year 2000 compliant, or that of its customers, suppliers or service providers could have a material adverse impact on the Company's business, financial condition and result of operations.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than US$2,000,000 (if the issuer has been in continuous operation for at least three years) or US$5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than US$6,000,000 for the last three years.

     Section 15(g) of the 1934 Act and Reg. Section 240.15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     Dependence on Key Employees. Historically, the Company has been heavily dependent on the ability of its founder, Dr. Charles S. Palm as well as its President, F. Michael Budd, to contribute essential technical and management experience. In the event of future growth in administration, marketing, manufacturing and customer support functions, the Company may have to increase the depth and experience of its management team by adding new members. The Company's success will depend to a large degree upon the active participation of its key officers and employees. Loss of services of any of the current officers and directors could have a significant adverse effect on the operations and prospects of the Company. There can be no assurance that it will be able to employ qualified persons on acceptable terms to replace officers that become unavailable.

     Future Capital Requirements; Uncertainty of Future Funding. The Company's plan of operation calls for additional capital to facilitate growth and support its long-term development and marketing programs. It is likely that the Company would need to seek additional financing through subsequent future public or private sales of its securities, including equity securities. The Company may also seek funding for the development and marketing of its products through strategic partnerships and other arrangements with investment partners. There can be no assurance, however, that such collaborative arrangements or additional funds will be available when needed, or on terms acceptable to the Company, if at all. Any such additional financing may result in significant dilution to existing stockholders. If adequate funds are not available, the Company may be required to curtail one or more of its future programs.

     Intense Competition and Rapid Technological Change. The industry in which the Company operates is highly competitive, rapidly growing and the Company will have to compete with a multitude of similar companies, possessing substantially greater financial, personnel, technological and marketing resources. It is particularly difficult for small independent companies to compete with such major companies for recording artists, radio air time and floor space for their releases in retail outlets. The Company is not a significant factor in the industry. There is no assurance that the Company will be able to compete in such an environment.

Item 2. Management's Discussion and Analysis of Plan of Operation
-----------------------------------------------------------------

                               FINANCIAL CONDITION
                               -------------------

     During its first three and one-half years of existence, the Company was involved in the development of its technology. During this time, revenues were virtually non-existent and expenditures primarily attributed to research and development. Without adequate revenues to offset expenditures, the Company has reported a loss in each of its years of existence. To date the Company has funded itself by way of a series of private equity sales. As of the end of fiscal 1997, the Company had offset its accumulated deficit in this manner and has therefore not found it necessary to incur any long term debt. The most valuable asset of the Company is its technology for which it has been granted several patents and has several more pending. Although the Company believes its patents to be very valuable in a real sense, this value is not quantified as such on the Company's Balance Sheet. At the end of 1997, shareholder equity was essentially equal to the cash on hand.

                               OPERATIONAL RESULTS
                               -------------------

     During each of the last two years (1996 and 1997), the Company reported revenues of $208,224 and $417,574 respectively. Revenues during 1996, were almost exclusively the result of two license agreements that have both elapsed. The balance of revenues for 1996 came as a result of some minor development work for which the Company was reimbursed. During 1997, revenues were generated from two primary sources: (1) a license agreement with Acuscape, Inc. and (2) a contract with Centro Alameda, Inc. Nearly 50% of 1997's revenue occurred during the fourth quarter reflecting the start of the Centro Alameda project.

     The cost of goods sold increased both in the amount and as a percentage of sales in 1997 versus 1996. These increases are due to the Company's securing of contracts to produce 3D content. Both the Smithsonian and Centro Alameda contracts are for the production of 3D content.

     The gross profit percentage of the Company decreased substantially from 1996 to 1997 as a result of the purchase of Christopher Raphael during the 1997 fiscal year. Christopher Raphael was acquired by the Company on October 1, 1997, and was accounted for as a purchase. Christopher Raphael was operating at a loss with a very low gross operating profit percentage. Upon consolidating the companies for the year ended December 31, 1997, the gross profit percentage decreased. The Company believes that the gross profit percentage for the 1997 year is a better indicator of the Company's future profit margins.

     Expenditures increased by more than 50% in 1997 as compared to 1996. The primary reasons for this occurrence are:

     Acquisition of Christopher Raphael, Inc. in order to acquire the needed multimedia capability.

     Smithsonian CD-ROM Contract. The terms of the CD-ROM contract with the Smithsonian Institution require Synthonics to fund the entire production with expenses to be paid back from the initial revenues of the CD-ROM. During 1997, $87,000 of CD-ROM production costs were incurred.

     Acuscape's Software Tools. Development of Acuscape's tools commenced during 1997 and $267,000 of programming effort was completed during the year.

     Option Exercise. An expense in the amount of $249,000 was booked in 1997 to offset the difference in the share market price and the share option price for 750,000 shares of the Company's Common Stock.

     Amortization and Depreciation. An increase of $78,000 in the current year over the prior year reflects the additional amortization of patent costs as well as the write-off of $48,000 of goodwill associated with the acquisition of Christopher Raphael, Inc.

     During each of the last two fiscal years, certain officers of the Company deferred, then forgave compensation owed to them by the Company. In each year, the debt forgiveness was in return for stock options. In 1996, options to purchase 600,000 shares of Common Stock at a price of $1.00 per share were issued in return for $236,500 of debt forgiveness. In 1997, options to purchase 588,290 shares of Common Stock at a price of $1.00 per share were issued in return for $279,133 of debt forgiveness. The debt forgiveness was recorded as a contribution to capital.

                                 CAPITAL FUNDING
                                 ---------------

     The Company currently is unable to generate sufficient cash from operations to sustain its business efforts as well as to accommodate its growth plans. Until it is able to generate sufficient cash flow, the Company will seek capital funding from outside resources. At present, the Company is seeking a capital infusion of at least $3,000,000 and anticipates the funding to be in exchange for a combination of debt incurred and the sale of a percentage of its equity. The Company presently has no commitment for such funding and has not concluded what form, whether debt or equity, such funding will be derived through.

                                 FUTURE REVENUES
                                 ---------------

     The Company has established two basic paths from which to achieve revenues. These include 3D content creation and the licensing of the Company's 3D creation software tools. The creation of 3D content, not only generates revenue through the physical sale of the content but, also stimulates demand for the licensing of the Company's tools by demonstrating the capabilities of same.

          3D Content Creation. The prestigious and large museum industry is the primary market targeted for 3D content sales. Museums around the world are actively searching for ways to dramatically extend access to their collections. The Company believes its patented technology provides the only practical solution to this problem as it does not require a compromise between the quality of the 3D content and the affordability of acquiring same. The museum industry is huge as billions of artifacts are contained in collections throughout the world. The Company anticipates that by both utilizing an aggressive marketing campaign and by leveraging its contractual relationship with the Smithsonian Institution, it will be able to make significant penetration into this market commencing in 1998. Additionally, the Company anticipates that its efforts to advance its technology will further reduce the cost of high quality 3D content and thereby enable it to accelerate its penetration of the museum industry.

          Licensing of 3D Content Creation Tools. The Company has constructed its 3D content creation tools in such a manner that it believes they are natural productivity extensions to currently available software tools from name brand tool providers. These name brand providers distribute animation, multimedia authoring, CAD, configuration, and virtual reality tools to several markets including electronic commerce, education, edutainment, video games, and movie special effects. The Company believes that, if these name brand tool providers were to offer their customers access to the tools provided by the Company, each name brand tool provider would be able to increase their own revenues by way of gaining additional market share as well as by having access to new markets. The Company is seeking non-exclusive licensing relationships thus allowing it to engage in licensing relationships with all providers in any given market. The Company believes that the advantage in 3D content creation afforded by its tools is so powerful that the adoption by any one of the name brand tool providers in a given market will prompt their competitors to provide the same Synthonics advantage to their customers. The Company anticipates significant revenue growth from the licensing of its 3D content creation tools over the next several years as this approach provides rapid access to already established channels of distribution as well as market validation by partnering with name brand tool providers.

Item 3. Properties
------------------

     The Company does not own any real property. The Company currently occupies approximately 2,430 square feet of space where it maintains its administrative and development offices which are located at 31324 Via Colinas, Suite 106, Westlake Village, California 91362. The Company leases this space from Westlake Village Industrial Park. Westlake Village Industrial Park is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     A summary of the terms of the lease are as follows:
     ---------------------------------------------------
     Lease Term:         From  September 1, 1996 through  August 31, 1999.
     Security Deposit:   $6,762.00
     Rental rate:        Year 1 was $2,254 per month;
                         Year 2 was $2,376 per month;
                         Year 3 is  $2,497 per month;

     Option to Renew: One option to renew for one (1) additional year provided that written notice of Synthonics' intent to renew is delivered to Lessor at least six (6) months before expiration of the initial term. Monthly rent during the renewal term will be $2,618.00 per month.

     Real Property Taxes: Lessor is responsible for the payment of property taxes. However, Lessee (i.e. Synthonics) shall pay as additional rent, the amount, if any, by which the real property taxes applicable to the premises increases over the fiscal real estate taxes year 1996 and 1997.

     Personal Property Taxes: Synthonics shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Lessee contained in the premises.

     Utilities: Synthonics shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon/

     Subleasing:    Consent of Lessor is required.

     A copy of the Industrial Lease Agreement for the premises located at 31324 Via Colinas, Suite 106, Westlake Village, California 91362, is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     The Company also leases approximately 1,692 square feet to house its production operation of its subsidiary, Christopher Raphael, Inc. These offices are located at 30423 Canwood, Suite 203, Agoura Hills, California 91301. This space is leased on a month to month basis and is presently sufficient to meet the current requirements of the Company and the business which it conducts. The Company leases this space from The Evelyn L. Matton Trust which is not affiliated in any way with the Company and the terms of which lease were negotiated at arms-length.

     A summary of the terms of the lease are as follows:
     --------------------------------------------------
     Lease Term:         From  September 15, 1996 through  September 14, 2000
     Security Deposit:   $2,080.40
     Rental rate:        Year 1 was $2,030.40 per month;
                         Year 2 was $2,030.40 per month;
                         Year 3 is  $2,115.00 per month;
                         Year 4 is  $2,199.60 per month.

     Option to Renew: One option to renew for one (1) additional year provided that written notice of Synthonics' intent to renew is delivered to Lessor at least six (6) months before expiration of the initial term. Monthly rent during the renewal term will be $2,618.00 per month.

     Real Property Taxes: Lessor shall be responsible for the payment of property taxes.

     Personal Property Taxes: Lessee shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Lessee contained in the premises.

     Utilities: Lessee shall pay for all water, gas, heat, light, power and other utilities and services specifically or exclusively supplied and/or metered exclusively to the premises or to Lessee, together with any taxes thereon. If any such services are not separately metered to the Premises, Lessee shall pay at Lessor's option, either Lessee's Share or a reasonable proportion to be determined by Lessor for charges jointly metered with other premises in the Building.

     Subleasing:    Consent of Lessor is required.

     A copy of the Standard Office Lease-Gross American Industrial Lease Agreement for the premises located at 30423 Canwood, Suite 203, Agoura Hills, California 91301, is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     The Company also lease various computers and computer equipment from various companies as follows:

     Dell Financial Services Leases. The Company has two (2) lease through Dell Financial Services for various equipment. The first lease with through Dell Financial Services is for a term of 36 months commencing in November 1997. The monthly lease payment is $183.89. At the end of said lease the Company has the option to purchase the leased equipment at a fee equal to 10% of the acquisition costs of said equipment. The second lease with through Dell Financial Services is also for a term of 36 months commencing May 22, 1998. The monthly lease payment is $157.46. At the end of said lease the Company also has the option to purchase the leased equipment at a fee equal to 10% of the acquisition costs of said equipment. See the Exhibit Index, Part III.

     Americorp Financial Inc. The Company has a lease through Americorp Financial Inc., for certain Epson equipment. The term of this lease is 36 months commencing June 19, 1998, with a monthly lease payment of $285.75. See the
Exhibit Index, Part III.

     Sanwa Leasing Corporation. The Company's subsidiary, Christopher Raphael Inc., has a through Sanwa Leasing Corporation for various computers and computer equipment. The term of this lease is for 36 months commencing on February 5, 1996. The monthly lease payment is $367.60. At the expiration of the lease the Company has the option to purchase the leased equipment for $1,026.82 plus applicable sales tax. See the Exhibit Index, Part III.

     AT & T Capital Corporation. The Company has two (2) lease through AT & T Capital Corporation for various computers and computer equipment. The first lease with through AT & T Capital is for a term of 24 months commencing in November 1997. The monthly lease payment is $2,266.00 with two (2) months paid in advance, along with applicable sales tax and a one time documentation fee. At the end of said lease the Company has the option to purchase the leased equipment for the fair market value of said equipment as determined at in the reasonable judgment of the Lessor. The second lease with through AT & T Capital is also for a term of 24 months commencing December in December 22, 1997. The monthly lease payment is $205.00 with two (2) months paid in advance, along with applicable sales tax and a one time documentation fee. At the end of said lease the Company has the option to purchase the leased equipment for the fair market value of said equipment as determined at in the reasonable judgment of the Lessor. See the Exhibit Index, Part III.

Item 4. Security Ownership of Certain Beneficial Owners and Management
----------------------------------------------------------------------

     (a) Security Ownership of Certain Beneficial Owners

     The following table sets forth security ownership information as of the close of business on December 31, 1997, for any person or group, known by the Company to own more than five percent (5%) of the Company's voting securities.


Title of            Name of                   Amount of          Percent of
Class               Beneficial Owner          Ownership          Class
-------------------------------------------------------------------------------
Common Stock        F. Michael Budd           1,170,750           6.7%
                    743 Cedar Point Pl.
                    Westlake Village, CA 91362

     F. Michael Budd has sole investment power and sole voting power over the shares set forth in the above table.

     (b) Security Ownership of Management

     The following table sets forth security ownership information as of the close of business on December 31, 1997, for any director, executive officer or group of the Company's voting securities:

Title of            Name of                   Amount of          Percent of
Class               Beneficial Owner          Ownership          Class
-------------------------------------------------------------------------------
Common Stock        LeRoy K. Speirs             200,334          1.1%
                    312 West Palm Dr.
                    Arcadia, CA 91007

Common Stock        F. Michael Budd           1,170,750          6.7%
                    743 Cedar Point Pl.
                    Westlake Village, CA 91362

Common Stock        Charles S. Palm             428,751          2.4%
                    31324 Via Colinas
                    Suite 106
                    Westlake Village, CA 91362

Common Stock        David L. Stewart              8,897          0.1%
                    99 Canal Center Plaza
                    Suite 300
                    Alexandria, Virginia 22314

Common Stock        Ronald Speirs                50,000          0.3%
                    1632 S. Pacific Coast Hwy.
                    #455
                    Redondo Beach, CA 90277

Common Stock        Joseph R. Maher              10,000          0.1%
                    1336 N. Moorpark Rd.
                    #161
                    Thousand Oaks, CA 91360

Common Stock        Timothy J. Andrews                0          0.0%
                    550 South Hope St.
                    22nd Floor
                    Los Angeles, CA 90071

Common Stock        Thomas K. Carpenter               0          0.0%
                    29 Via Falerno
                    Laguna Hills, CA 92656

Common Stock        Timothy G. Paulson           20,000          0.1%
                    21240 Burbank Blvd.
                    Woodland Hills, CA 91367

Common Stock        All Directors & Officers
                    as a Group (9 Persons)     1,888,732        10.8%
                    -----------------------------------------------------------

     (c)  Change in Control.

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons
--------------------------------------------------------------------

     (a) Identity of Directors and Executive Officers.


Name and Address         Age       Position            Term      Served Since
-------------------------------------------------------------------------------

F. Michael Budd          51        President, CEO,     3 Years   1995
                                   Director

Charles S. Palm          54        Chief Technology    3 Years   1995
                                   Officer, Secretary,
                                   Director

LeRoy K. Speirs          74        Chairman of Board   3 Years   1978

Ronald S. Speirs         46        Director            2 Years   1996

Timothy G. Paulson       51        Director            2 Years   1997

Thomas K. Carpenter      56        Director            2 Years   1997

Timothy J. Andrews       38        Director            1 Year    1997 to 9/25/98

Joseph R. Maher          37        VP Marketing        1 Year    1997
                                   & sales,  Director

David L. Stewart         54        Director            1 Year    1995


     Each of the persons listed in the above table possesses sole investment power and sole voting power over the shares set forth in the above table.

     There are no arrangements or understandings between any of the directors or executive officers, or any other person or person pursuant to which they were selected as directors and/or officers.

     F. Michael Budd is a founder of Synthonics, Incorporated. He holds a BS in Industrial Engineering from the General Motors Institute in Flint, Michigan, and an MBA from the University of Detroit in 1973. Mr. Budd has had a long and distinguished career in the administration of engineering and manufacturing facilities, including 30 years of increasing management responsibility with General Motors Corporation, Rockwell International, ITT Corporation, and Harman International. During his career, Mr. Budd has orchestrated successful mergers, acquisitions, divestitures, expansions, and start-ups for the companies with whom he has been affiliated. He has successfully managed business units with revenues up to $500 million, more than 7,000 employees, and with locations around the world. Although he is most noted for his "turnaround" management capabilities that convert marginal or losing operations into strong positive cash-flow operations, Mr. Budd has been equally successful with new start-up endeavors. Mr. Budd has been associated with the Company since its inception as a director and shareholder.

     Dr. Charles S. Palm, the "father" of Synthonics' technology, is a founder of Synthonics, Incorporated. He received a Ph.D. in Engineering Sciences from the University of Florida in 1975. Prior to joining the Company, he co-founded
Colorocs Corporation in Atlanta, Georgia. Colorocs developed and marketed full-color copier and full-color laser printers that were marketed under several different Brand names (such as Sharp and Savin) worldwide. Dr. Palm received nine patents related to electro-photographic technologies used in his copier designs. He was a member of the management team that took Colorocs through an initial public offering in 1986. Dr. Palm supervised the Lunar Laser Ranging Experiment at the University of Texas McDonald Observatory between 1975 and 1977. While in that capacity, he modified a gigawatt laser system used to measure the distance from the Earth to the moon within an accuracy of 1.5 inches. Dr. Palm has led or been part of teams that have developed many important inventions during his career. Besides those mentioned above, he was very instrumental in the development of a device that was used by the US Department of Defense, for nearly two decades, to track submerged Russian submarines from satellite stereo photos of the ocean's surface.

     Joseph R. Maher, combines sales, marketing, and promotional expertise with a broad financial background. Mr. Maher has been responsible for the founding and the senior level management of a variety of successful companies, both local and national in scope. These include the publishing of consumer and trade magazines, producing live entertainment for corporate and private clients, directing the sales effort of the top out-placement firm in the United States, and spearheading the growth and capital fund raising for several for-profit and non-profit corporations. Mr. Maher was the founder and owner of Christopher Raphael Marketing Design which was acquired by Synthonics during 1997.

     LeRoy K. Speirs has been a successful entrepreneur throughout his entire adult life with a number of different companies in endeavors as diverse as opening a bookstore upon returning from World War II to founding of Contract Insurance Underwriters located in Pasadena, California, which was a credit life managing general agency, that grew to be the third-largest independent producer of credit life insurance in California. He was a founder of the Brigham Young University Center for Entrepreneurship in the Marriott School of Management and recently received the prestigious Honorary Alumni Award (a life achievement award) from Brigham Young University.

     Ronald S. Speirs, was awarded BS and MS degrees in Computer Integrated Manufacturing by Brigham Young University in 1986/1987. Mr. Speirs was a Senior Industrial Engineer in Advanced Manufacturing Technologies for Allied Signal Aerospace for five years, and is currently an independent computer consultant and project facilitator for various high-tech enterprises.

     David L.  Stewart,  Esq.,  is a patent  attorney and partner in the firm of
McDermott, Will and Emory in Alexandria, Virginia. He holds a Bachelor of Science degree in physics from California State University at Los Angeles and a Juris Doctor degree from George Washington University in the District of Columbia. Mr. Stewart was a Ph.D. candidate in information technology at George Mason University in Fairfax, Virginia. He also served four years as Administrative Patent Judge (Examiner-in-Chief) at the Board of Patent Appeals and Interferences, United States Patent and Trademark Office.

     Timothy J. Andrews served as a director of the Company from April 8, 1998 until his resignation on September 25, 1998. Mr. Andrew's resignation as a director was not because of any disagreements between himself and the management of the Company relating to the Company's operations, policies or practices. Mr. Andrews is currently a Senior Vice President for Oaktree Capital Management, LLC located in Los Angeles. His career has spanned seventeen years, all within the investment community. Prior to Oaktree, Mr. Andrews held prominent positions at Trust Company of the West, Govaars & Associates, and Price Waterhouse. Mr. Andrews has also been appointed a member of several Boards of Directors for companies in which Oaktree Capital has been involved. Mr. Andrews' expertise in the areas of financial analysis, mergers & acquisitions, and capital funding are essential skills resident within the Company.

     Thomas  K.  Carpenter  is  an  experienced  executive  with  extensive  P&L responsibility and a heavy involvement in operational, technical, and marketing/sales responsibilities. Mr. Carpenter has gained particular expertise with software tools and applications within industrial, retail, government, distribution, and medical marketplaces. Known as a persuasive, high energy problem solver, he has demonstrated successes in both start-up and turn around situations. Mr. Carpenter, a veteran of the software industry, is playing a key role for the Company in the formation and execution of its operating strategy. Mr. Carpenter is currently a member of the Board of Directors or the Board of Advisors for three other companies all involved in the software industry.

     Timothy G. Paulson has been a Corporate Vice President and the Treasurer of Litton Industries, Inc. since 1994. With Litton since 1970, Mr. Paulson started his career as a staff auditor and has progressed through several senior level management positions prior to being appointed its Treasurer. He also earned his Certified Public Accountant status in 1974. As a key member of management during Litton's rise to prominence as a premier defense contractor, Mr. Paulson will provide expert oversight guidance as Synthonics grows into a prominent software tool provider.

     (1) Directorships

     No Director of the Company or person nominated or chosen to become a Director holds any other directorship in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any other company registered as an investment company under the Investment Company Act of 1940.

     (a) Identity of Significant Employees.

     The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business. It is expected that current members of management and the Board of Directors will be the only persons whose activities will be material to the Company's operations. Members of management are the only persons who may be deemed to be promoters of the Company

     (b) Family Relationships.

     The Chairman of the Board, LeRoy K. Speirs is the father of director Ronald
S. Speirs. Other than the father - son relationship of Messrs. Speirs, there is no family relationship between any director or executive officer of the Company.

     (c) Involvement in Certain Legal Proceedings.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation
--------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE
                           ---------------------------

                                                     Long Term Compensation
                                                -------------------------------
                      Annual Compensation               Awards          Payouts
                      ---------------------------------------------------------
                                                        Securities        All
                                    Other               Underlying       Other
Name and      Year or               Annual   Restricted Options/   LTIP  Compen-
Principal     Period  Salary Bonus  Compen-  Stock      SAR's    Payouts  sation
Position      Ended   ($)    ($)    sation)  Awards     (#)       ($)       ($)
                                    ($)      ($)
(a)            (b)    (c)    (d)    (e)      (f)        (g)       (h)       (i)
-------------------------------------------------------------------------------

F. Michael     1997  $90,000  $0    $0      $0          378,860   $0      $0
Budd,
President      1996  $0       $0    $0      $0          750,000   $0      $0
               1995  N/A      N/A   N/A     N/A             N/A   N/A     N/A

Charles S.     1997  $150,000 $0    $0      $0          189,430   $0      $0
Palm, CTO      1996  $150,000 $0    $0      $0        1,162,260   $0      $0
               1995  $ 38,500 $0    $0      $0                0   $0      $0

Joseph R.      1997  $36,000  $0    $0      $0          780,000   $0      $0
Maher, VP      1996  N/A      N/A   N/A     N/A             N/A   N/A     N/A
Sales &        1995  N/A      N/A   N/A     N/A             N/A   N/A     N/A
Marketing

     As of December 31, 1997 and 1996, there were accrued wages due and owing by the Company to F. Michael Budd, the CEO and President of the Company in the amount of $99,299 for 1997 and $120,000 for 1996.



                   EMPLOYMENT CONTRACTS/STOCK INCENTIVE PLANS
                   ------------------------------------------

     F. Michael Budd the CEO and President of the Company and a director and Dr. Charles S. Palm, the Chief Technical Officer and a director of the Company each have employment contracts with the Company. Each of these employment agreements provide for an annual base salary of $240,000 per year. Each of these employment agreements begin on July 1, 1996 and end on December 31, 2,000. Each contract contains an Incentive Stock Option for 750,000 shares of common stock, of which
F. Michael Budd has exercised 300,000 shares from the option that he holds. The option price per share is $0.50 and the 750,000 shares vest over a four year period with all shares being vested by July 1, 2000 Joseph R. Maher has an employment contract with the Company. It is effective until September 30, 2001. His contract contains an Incentive Stock option for 750,000 shares of common stock. The option price per share is $1.00 and the 750,000 shares vest over a three year period. The total number of shares that vest is dependent on the overall performance of Christopher Raphael, Inc., but cannot exceed a total of 750,000 shares.

          INCENTIVE AWARDS FOR THE FISCAL YEARS OF 1998, 1999, AND 2000
         --------------------------------------------------------------

     The specific Performance Goals and Incentive Awards available to eligible Participants for the fiscal years 1998, 1999, and 2000, have been predetermined and shall be determined as set forth below. Any and all Incentive Awards for the periods thereafter shall be determined in accordance with the terms of this Plan.

     Fiscal Year 1998 - In order for any Incentive Award to be granted during fiscal year 1998, the Company must book no less than four million dollars
($4,000,000) of gross sales on a Consolidated Basis (i.e. the combined and consolidation of sales from the Company and its subsidiaries). If the gross sales exceed the $4,000,000 level, then there shall be created a bonus pool equal to five percent (5%) of the total consolidated gross sales of the Company for 1998, which shall be available for Incentive Awards.

     Fiscal Year 1999 - In order for any Incentive Award to be granted during fiscal year 1999, the Company must book no less than eight million dollars ($8,000,000) of gross sales on a Consolidated Basis (i.e. the combined and consolidation of sales from the Company and its subsidiaries). If the gross sales exceed the $8,000,000 level, then the bonus pool contribution for 1999 shall be equal to ten percent (10%) of the total pretax earnings of the Company for 1999, which shall be available for Incentive Awards.

     Fiscal Year 2000 - In order for any Incentive Award to be granted during fiscal year 2000, the Company must book no less than fifteen million dollars ($15,000,000) of gross sales on a Consolidated Basis (i.e. the combined and consolidation of sales from the Company and its subsidiaries). If the gross sales exceed the $15,000,000 level then the bonus pool contribution for 2000 shall be equal to ten percent (10%) of the total pretax earnings of the Company for 2000, which shall be available for Incentive Awards.

     Incentive Awards from the bonus pool shall be made at the discretion of the committee as set forth herein, up to the maximum of the entire bonus pool.

                                  KEY EMPLOYEES
                                  -------------

     At the time of publication of this Annual Report, the Company has no other employees that could not be replaced with other non-skilled labor. However, if the Company is to grow, additional key personnel will be needed in the areas of marketing, sales, and new product development. As the company expands, additional sales, marketing, production, and support staff will be added.

Item 7. Certain Relationships and Related Transactions
-------------------------------------------------------

                     TRANSACTIONS WITH MANAGEMENT AND OTHERS
                     ---------------------------------------

     Technology Acquisition: In 1993, Synthonics Incorporated made one-time payments of $25,000 each to Dr. Charles Palm and Mr. Bruce Binns to acquire the technology and image processing concepts that have become the proprietary technological foundation of the Company's business for the foreseeable future. Both Dr. Palm and Mr. Binns were full-time employees of the Company and occupied significant executive positions within the Company's management structure.

     Life Insurance on Key Employees: The Company obtained a life insurance policy in the amount of $5 million on Dr. Palm. The Company is the beneficiary of the policy. The insurance is intended to help protect the shareholder's investment against the loss of the individual during the critical founding period of the Company's growth cycle. See Exhibit Index, Part III.

     Corporate Identity Artwork: Since the inception of Synthonics Incorporated, the Company expended or committed approximately $66,850 in cash or stock-equivalents of cash, in related-party transactions with Janet E. Jones, one of the founders of the Company. The payments were made for work related to establishing the corporate log and the corporate image graphics system, the product packaging design, artwork for six (6) trademark application filings, and numerous art projects related to magazine and Internet advertising and product packing concepts for all of the product mentioned herein. Payment was made as approximately $20,000 in cash with the balance paid in shares of Synthonics Incorporated Common Stock issued at price per share valuations associated with the time that the work was actually performed. It is expected that she will continue to be used as a designer for additional trademark filings, additional packaging designs and to guide the development of all corporate brochures, advertising literature, corporate office designs, trade show booth designs, and all other visual manifestations of the corporate image on an as-needed basis throughout the balance of 1996.

     Incentive  Stock Options  Exercised By Key  Individuals By Means of Company
Loans: In 1993, a large number of shares (1,645,000) were allocated to the founders, future officers of the Company, and other key people as incentive stock options. The exercise price of the options was $.50 per share, the same per share amount paid by all first round investors. In January 1994, the Company made loans to eight individuals that allowed them to exercise their stock options, Company, in accordance with California Corporations Code Section 315(c). The voting rights associated with the shares were passed to the individual shareholders, but the Company as collateral for the notes is holding the shares themselves issued. This action further provides, in effect, a call option to the Company as collateral for the notes issued. This action further provides, in effect, a call option to the Company that allowed the Company, at the sole discretion of the Board of Directors, to repurchase the shares from any key individual at the existing fair market value. The incentive shares were thus recoverable if a key individual loses key individual status in the eyes of the Board of Directors. The notes carried an interest at a rate of 6% per year, an amount sufficient to pay for office rental and a portion of the operating expenses each month. The notes were due and payable on or before December 1, 1996, by which time the Company would have received payments totaling $822,500 or the company would foreclose on and reclaim all shares covered by notes that remain unpaid. These shares represented a significant overall dilution of voting power and potential dividend distributions (of which, none are planned) to subscribes under this offering and to subscribers of earlier offerings.

     In late 1994, it was recognized that certain individuals were not going to participate in the business in a material way and the remaining individuals who had contributed in a material way had not performed as a group to a level of performance that was anticipated at the start of the business and thereby felt to be over-compensated by means of the stock purchase plan. Therefore, a program was initiated to recover a significant portion of the incentive shares that were felt to be attributed to over compensation. All recipients and participants in the incentive stock plan either returned 50% of the incentive shares to the Company for retirement or converted the shares to options to purchase at a higher price or did both with each individual transaction covered by an agreement that provided full satisfaction and accord to all parties. The recovery of the incentive shares started in late 1994 and was completed just prior to the tender offer made by Columbine Financial Corporation in May 1995. The incentive share recovery program had a significant anti-dilution effect on the Synthonics Incorporated minority shareholders that resulted in a greater percentage ownership of the Company being pushed over to the minority shareholders.

     There have been no preliminary contact or discussion by any of the Company's officers, directors, promoters, their affiliates or associates with any representatives of the owners of any business or company regarding the possibility of any acquisitions or mergers transactions, and there are no present plans, proposals, arrangements or understandings with any person or company regarding the possibility of any acquisitions or merger transaction.

                          TRANSACTIONS WITH PROMOTERS
                          ---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities
----------------------------------

     The Company has two classes of securities authorized, consisting of 50,000,000 authorized shares of common stock with a par value of $0.01 per share and 550,000 authorized shares of preferred stock with a par value of $10.00 per share.

                                  COMMON STOCK
                                  -------------

     The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.


     The shareholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities or the company and the liquidation preference of the preferred shares. All shares of the common stock now outstanding are fully paid and non-assessable.

                                 PREFERRED STOCK
                                 ---------------

     The Company has authorized 550,000 shares of preferred stock having a par value of $10.00 per share. The Preferred Stock has dividend preferences over the common stock. The preferred stock is entitled to receive dividends on a cumulative basis at the rate of 12% of the stated par value per annum, payable on a quarterly basis on the fifteenth day of the next month following the end of each fiscal quarter. In addition, in the event of a voluntary or involuntary liquidation or dissolution of the Company, the holders of the preferred stock have a liquidation preference over the holders of the common stock.

     The Company, at the option of the Board of Directors, may at any time after December 31, 1998 redeem all the outstanding shares of preferred stock by paying, in cash, a sum equal to $10.50 per share of each preferred share so redeemed.

     The holders of the preferred stock may, at any time up to 2 days fixed for redemption, convert and receive 5 shares of common stock for each share of preferred stock being converted at the rate of $2.00 per share of common stock being converted into.

                     OUTSTANDING STOCK OPTIONS AND WARRANTS.
                     ---------------------------------------

     As of the year ended December 31, 1997, as well as March 6, 1998 there are outstanding options to purchase additional shares of common stock of the Company as follows:

                         # Of Option    Exercise Price      Last
Name                     Shares         Per Share           Exercise Date
-------------------------------------------------------------------------------
David Berkus             153,000        $1.00               Dec.  1999
F. Michael Budd          450,000        $0.50               July  2006
F. Michael Budd          378,860        $1.00               Dec.  2002
Janet Jones              187,740        $1.00               Dec.  2001
Janet Jones              909,855        $0.22               May   1999
Janet Jones               20,000        $1.00               Dec.  2002
Joseph R. Maher           30,000        $1.00               Dec.  2003
Joseph R. Maher          750,000        $1.00               Sept. 2003
Charles S. Palm        1,125,000        $0.22               May   1999
Charles S. Palm          750,000        $0.50               July  2006
Charles S. Palm          412,260        $1.00               Dec.  2001
Charles S. Palm          189,430        $1.00               Dec.  2002
Tony Riley                15,000        $1.00               Oct.  2002
Donald Cecil              15,000        $1.00               Oct.  2002
Timothy Paulson           90,000        $0.75               Oct.  2002
Timothy Andrews          180,000        $0.75               Oct.  2002
Thomas Carpenter         180,000        $0.75               Oct.  2002
LeRoy Speirs             200,000        $0.75               Oct.  2002
Ron Speirs               200,000        $0.75               Oct.  2002
David Stewart            100,000        $0.75               Oct.  2002


     As of December 31, 1997, there are outstanding warrants to purchase additional shares of common stock of the Company as follows:

                         # Of Shares    Exercise Price      Last
Name                     in Warrant     Shares              Per Share
-------------------------------------------------------------------------------
Rio Energy               250,000        $1.00               July, 1998
Mees Pierson             100,000        $1.00               July, 1998
B Warrant (Group)        167,000        50% x Avg. Price    June, 1998

     As of March 6, 1998, there are outstanding warrants to purchase additional shares of common stock of the Company as follows:

                         # Of Shares    Exercise Price      Last
Name                     in Warrant     Shares              Per Share
-------------------------------------------------------------------------------
Rio Energy               250,000        $1.00               July   1998
Mees Pierson             100,000        $1.00               July   1998
B Warrant (Group)        167,000        50% x Avg. Price    June   1998
SPARC Fund                70,000        $0.75               Feb.   1999
Ramon Cantero-Frau        13,300        $2.00               March  2002
Guardo M. Albini           2,362        $2.00               March  2002
Jose Antonio Perez         1,838        $2.00               March  2002
Ramon Cantero-Frau        29,260        $0.65               March  2002
Guardo M. Albini           5,198        $0.65               March  2002
Jose Antonio Perez         4,042        $0.65               March  2002
Nelson Capote             84,616        $0.65               March  1999
Manuel Freije             19,231        $0.65               March  1999
V. Suarez & Co., Inc.     76,924        $0.65               March  1999
Rafael Cortes Dapena      19,231        $0.65               March  1999
Empire Gas Company, Inc.  25,000        $0.65               March  1999
Ramon Cantero-Frau        50,000        $0.65               March  1999

                                CHANGE IN CONTROL
                                -----------------

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                     Part II
                                     -------
Item 1. Market Price Of And Dividends On The Company's Common Equity And Related Stockholder Matters
-------------------------------------------------------------------------------

     The Company's Common Stock is traded on the Electronic Bulletin Board. The following chart depicts the high and low trading prices for each fiscal quarter that the Company's Common Stock has been publicly traded:



          Quarter             High Price          Low Price
          -------------------------------------------------
          1st, 1998           $1.00               $0.50
          4th, 1997           $1.375              $0.3125
          3rd, 1997           $1.0625             $0.3125
          2nd, 1997           $1.875              $0.50
          1st, 1997           $2.75               $1.25
          4th, 1996           $2.50               $1.75


     These prices were obtained from the National Quotation Bureau, Inc. (the "NQB") and do not necessarily reflect actual transactions, retail markups, markdowns or commissions.

     No assurance can be given that any active "established public market" will develop in the Company's common stock, regardless or whether its current and proposed business operations are successful, or if any active market does develop, that it will be sustained for any period of time.

     Holders
     -------

     The Company has approximately 600 Common Stock shareholders and four (4) Preferred Stock shareholders.

     Dividends
     ---------

     The Company has never paid a dividend on its common stock. The Company has paid a 12% dividend on its Preferred Stock in each of the last two quarters. The dividends on the Preferred Stock were accrued during the last quarter of 1997 and paid in January, 1998. The Preferred stock is convertible to the Company's Common Stock. At the time of conversion, the dividends on the Preferred Stock will cease.
                                  Page 40 of 64

Item 2. Legal Proceedings
-------------------------

     The company was involved in litigation in the calendar year 1997. The company was a party Plaintiff in the matter of Synthonics, Inc. v. 3rd Dimension Technologies, Inc. and Affiliated Defendants, Los Angeles Superior Court Case no. LC-041882. This matter was concluded favorably to the company. All time frames for appeal or new trial have exhausted. The judgment has become final. This matter involved the company prosecuting an action against 3rd Dimension Technologies, Inc. to protect the company's patent, trademark and trade secret interests in its three dimensional computer software. The relevant facts and procedural history is as follows.

     The action grew out of a license agreement between Synthonics and 3rd Dimension Technologies wherein 3rd Dimension was granted the right to distribute Synthonics three-dimensional software known as 3D Express and Express Mapper. The software programs perform three dimensional model creations and are used in a number of industries, including medical and dental practices, aerial surveying and mapping and the motion picture industry for animation purposes. Synthonics maintains patents and copyright protection on all of their technologies.

     In February of 1997, during a routine check of the Internet, Synthonics discovered numerous consumers were registering complaints against 3rd Dimension Technologies for various business practices. Also, consumers registered technical complaints regarding the software obtained from the distributor that were unique to the programs being distributed by 3rd Dimension Technologies. Further investigation by Synthonics found 3rd Dimenson Technologies attempted to fabricate the programs creating unauthorized duplications of the computer software. Synthonics immediately terminated the license agreement and conducted an audit of the distributor.

     To protect its property rights in the technologies being violated by 3rd Dimension Technologies, Synthonics filed a four count civil action in the Superior Court for the County of Los Angeles on July 23, 1997; alleging Breach of Contract, Accounting for misappropriated gains in the unlawful duplication of computer software, Violations of California Business & Professions Code Section 17200, fraudulent and unfair business practices and Misappropriation of Trade Secrets. On July 28, 1997 a temporary Restraining Order was issued against 3rd Dimension Technologies and all of their individual officers, directors, agents and employees enjoining the same from copying, duplicating and distributing Synthonics 3D Express and Express Mapper computer software, or copying or duplicating any technology contained in the software. The Restraining Orders were confirmed into a Preliminary Injunction with identical prohibitions on September 5, 1997. On January 8, 1998 a final judgment was entered in favor of Synthonics and against 3rd Dimension Technologies in the amount of $300,000.00. Additionally, the trial court granted a permanent injunction against 3rd Dimension and all of its agents, servants, officers, shareholders, affiliates, employees and all those individuals or entities acting in concert with 3rd Dimension from copying, duplicating and distributing Synthonics, Inc. computer software or the technology contained in the software. The injunction is enforceable with the contempt powers of the Superior Court. As stated above the judgment has become final. All illegal competition and violations of Synthonics rights in its computer software have been halted. The entities illegally competing have been closed down. Finally, and most important to Synthonics, the integrity of the software was preserved.

     With the exception of the legal proceedings set forth above, the Company is not presently a party to any litigation, claim, or assessment. Further, the Company is unaware of any unasserted claim or assessment, which will have a material effect on the financial position or future operations of the Company.

Item 3. Changes in and Disagreements with Accountants
-----------------------------------------------------

     There has been no change of the independent auditors of the Company and there are no disagreements with such independent auditors.

Item 4. Recent Sales of Unregistered Securities
-----------------------------------------------

     The following transactions describe the sales of the Company's securities over the last three years:

          (a)  Transaction #1:

          Exercise of Warrants from a prior Private Placement Offering during February, 1996 wherein 1,945,500 shares of Common Stock were sold at $0.27 per share. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. The warrants were exercised by 22 investors 19 of which were accredited investors based on the subscription agreements executed by said investors. The three other investors are believe to be accredited investors or sophisticated purchasers but the company has been unable as of the date of the filing to located the necessary documentation to verify this.

          (b)  Transaction #2:

          Private Placement Offering dated March 4, 1996 under which 168,500 Units consisting of one A Warrant and one B Warrant were sold at $2.00 per Unit. Each Warrant enables the owner to purchase one share of Common Stock at a 50% discount from the prior month's average trading price. The A Warrant can only be exercised during June, 1997 and the B Warrant can only be exercised during June, 1998. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933 and each of the investors of the above referenced Units were accredited investors.

          (c) Transaction #3:

          Private sale of Stock and attached Warrants to "high net worth entities" during July, 1996 wherein 545,000 shares of Common Stock were sold at $1.00 per share. Each purchase of a share of stock included the purchase of an equal amount of Warrants to purchase additional shares of Common Stock at $1.00 per share prior to July, 1997. The purchasers included: Rio Energy 200,000 shares; Donald Livingstone 100,000 shares; Paul Jennings 100,000 shares; Mees Pierson A/C337 100,000 shares; and Lee Phillips 45,000 shares. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933 and each of the investors and purchasers of the above referenced stock and warrants were accredited investors.

          (d) Transaction #4:

          Exercise of stock option by Ray Hartman, a founder of the Corporation, during December, 1996 wherein 78,591 shares of Common Stock were sold at $0.22 per share. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Hartman, as a founder was an accredited investor at the time of issuance of the stock option and, at the time of Mr. Hartmen's exercise of the stock option he had full access to information on the Company necessary for him to make and informed investment decision

          (e) Transaction #5:

          In February 1997, the Company issued 25,154 shares of common stock for services rendered to the Company by employees and contractors. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. The two investors receiving said shares were a programer and an office administrator of the company, respectively and had full access to information on the Company necessary for them to make and informed investment decision in accepting shares of common stock in exchange for their services.

          (f) Transaction #6:

          Exercise of stock options by Roger Grant, a founder and former director of the company, during July of 1997 wherein 126,000 shares of common stock were issued and sold at $0.22 per share upon the exercise of the stock options by Mr. Grant. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Grant was a founder and former director of the company and had full access to information on the Company necessary for him to make and informed investment decision in exercising his stock options.

          (g) Transaction #7:

          Exercise of Warrants from a prior Private Placement Offering during July, 1997 wherein 350,000 shares of Common Stock were sold at $0.70 per share. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Each of the investors and purchasers exercising their rights under the warrants were accredited investors.

          (h) Transaction #8:

          In August 1997, 179,700 shares of common stock were issued in exchange for all remaining outstanding shares of common stock of Synthonics, Inc. to complete the acquisition of by Synthonics Technologies, Inc. No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. The investor/shareholders of Synthonics, Inc., had full access to information on the Company necessary for them to make and informed investment decision in exchanging their shares of stock of Synthonics, Inc., for shares of stock of the Company.

          (i) Transaction #9:

          Private Placement Offering dated September 8, 1997 wherein 50,000 shares of Preferred Stock were sold at $10.00 per share. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Rule 505 of Regulation D of the Securities Act of 1933. Each of the investors and purchasers of the Preferred Stock were accredited investors.

          (j)  Transaction #10:

          In October 1997, 10,000 shares of common stock were issued to Joseph Maher for the acquisition of Christopher Raphael Inc. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Maher is a sophisticated investor and as part of the acquisition of Christopher Raphael, Inc., Mr. Maher was appointed as a director of the Company, was an accredited investor as a director of the Company and a sophisticated purchaser and had full access had full access to information on the Company necessary for him to make and informed investment decision in acquiring stock of the Company in exchange for all his stock in Christopher Raphael.

          (k) Transaction #11:

          Exercise of stock options by F. Michael Budd during December, 1997 wherein 351,000 shares of Common Stock were sold at $0.22 per share and 150,000 shares of Common Stock were sold at $0.50 per share. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Budd is the CEO, President and a director of the Company and an accredited investor.

          (l) Transaction #12:

          Exercise of stock option by George Turner, a founder of the Company, during December 1997 wherein 562,500 shares of Common Stock were sold at $$0.22 per share. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Turner, as a founder was an accredited investor at the time of issuance of the stock option and, at the time of Mr. Turner's exercise of the stock option he had full access to information on the Company necessary for him to make and informed investment decision

          (m) Transaction #13:

          Common Stock issued as payment for outstanding debt in February 1998 wherein 70,000 shares of Common Stock issued to relieve $50,000 of debt ($0.71 per share). The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. The fund to whom shares were issued in payment of said debt was an accredited investors.

          (n) Transaction #14:

          Private Placement Offering dated January 20, 1998 wherein 550,000 shares of Common Stock were sold at $0.65 per share. No underwriters were used. The securities were sold pursuant to an exemption from registration provided by Rule 506 of Regulation D of the Securities
          Act of 1933. Each of the investors and purchasers were accredited investors.

Item 5. Indemnification of Directors and Officers
-------------------------------------------------

     Pursuant to Article 9., of the Articles of Incorporation, the Company shall indemnify its directors, officers, employee, fiduciaries and agents as those terms are defined in, and to the fullest extent permitted by, Part 9 of the Utah Revised Business Corporation Act.

     Sections 16-10a-902 through 16-10a-904 of the Utah Revised Business Corporation Act provides as follows:

     Section 16-10a-902. Authority to indemnify directors.

          (1) Except as provided in subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

               (a) his conduct was in good faith; and

               (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

               (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful

          (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interest of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

          (3) the termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

          (4) Corporation may not indemnify a director under this section:

               (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

               (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

          (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     Section 16-10a-903. Mandatory indemnification of directors.

     Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise in the defense of any proceeding or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

     16-10a-904. Advance of expenses for directors.

          (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

               (a) the director furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct described in Section 16-10a-902;
          (b)  the  director   furnishes  to  the   corporation  a  written
               undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and

               (c) a determination is made that the facts then known to those making the determination would not preclude indemnification under this part.

          (2) The undertaking required by Subsection (1)(b) must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

          (3) Determinations and authorizations of payments under this section shall be made in the manner specified in Section 16-10a-906.

                                    PART F/S
                                    --------

                          SYNTHONICS TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                         September 30, 1998 (Unaudited)
                      December 31, 1997 and 1996 (Audited)

     Independent Auditors' Report ...................................... 47
     Consolidated Balance Sheet ........................................ 48
     Consolidated Statements of Operations ............................. 50
     Consolidated Statements of Stockholders' Equity ................... 51
     Consolidated Statements of Cash Flows ............................. 54
     Notes to the Financial Statement .................................. 56

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

The Board of Directors
Synthonics Technologies, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Synthonics Technologies, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Synthonics Technologies, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

Jones, Jensen & Company
Salt Lake City, Utah
February 6, 1998

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheet

                                     ASSETS

                                        September          December 31,
                                        ---------------------------------------
                                          1998         1997           1996
                                        ---------------------------------------
                                        (Unaudited)
CURRENT ASSETS

  Cash and cash equivalents             $101,653       $311,610       $525,731
  Accounts receivable (Note 1)            38,626          8,332             -
  Inventory (Note 1)                          -              -           4,296
  Prepaid expenses                         2,667          2,667          8,667
                                        ---------------------------------------

     Total Current Assets                142,946        322,609        538,694
                                        ---------------------------------------

PROPERTY AND EQUIPMENT (Net) (Note 2)    100,165        124,534        100,166
                                        ---------------------------------------

OTHER ASSETS

  Organization costs, net of accumulated
   amortization of $1,195 and $920 (Note 1)   -             183            459
  Goodwill (Note 1)                       12,023         48,092             -
  Intangibles (Note 3)                   189,902        144,591         44,898
  Deposits                                15,083         15,083          7,372
                                        ---------------------------------------

     Total Other Assets                  217,008        207,949         52,729
                                        ---------------------------------------

     TOTAL ASSETS                       $460,119       $655,092       $691,589
                                        =======================================


The accompanying notes are an integral part of these consolidated financial statements

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                     Consolidated Balance Sheet (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                         September          December 31,
                                        ---------------------------------------
                                          1998         1997           1996
                                        ---------------------------------------
                                        (Unaudited)
CURRENT LIABILITIES

  Accounts payable                      $   136,385    $   126,034    $  74,149
  Accrued salaries (Note 5)                 376,166         99,299      120,000
  Other accrued expenses                     37,680         22,166          863
  Notes payable (Note 6)                    555,000        100,000           -
                                        ---------------------------------------

     Total Current Liabilities            1,105,231        347,499      195,012
                                        ---------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY

  Preferred stock; 550,000 shares
   authorized of $10.00 par value, 10,000
   50,000 and -0- shares issued and
   outstanding, respectively               100,000         500,000           -
  Common stock; 50,000,000 shares
   authorized of $0.01 par value,
   19,948,279, 17,823,387 and
   15,902,033 shares issued and
   outstanding, respectively               199,483         178,23       159,020
  Additional paid-in capital             4,995,812      3,961,790     3,091,389
  Accumulated deficit                   (5,940,407)    (4,332,431)   (2,753,832)
                                        ---------------------------------------

     Total Stockholders' Equity            (645,112)      307,593       496,577
                                        ---------------------------------------

     TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY           $   460,119    $  655,092    $  691,589
                                        =======================================


The accompanying notes are an integral part of these consolidated financial statements

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations


                               For the Nine      For the Years Ended
                               Months Ended            December 31,
                               September 30,  ---------------------------------
                                 1998           1997         1996         1995
                               ------------------------------------------------
                               (Unaudited)

REVENUE
   Net sales                   $   179,947  $   417,574   $  208,224  $ 182,436
   Cost of goods sold              105,740      264,850       53,816     43,671
                               ------------------------------------------------

     Gross Profit                   74,207      152,724      154,408    138,765
                               ------------------------------------------------

EXPENSES

   Research and development        326,261      753,014     368,593     344,362
   General and administrative    1,248,414      830,415     690,779     436,384
   Depreciation and amortization    83,842      110,979      32,918      38,627
                               ------------------------------------------------

     Total Expenses              1,658,517    1,694,408   1,092,290     819,373
                               ------------------------------------------------

     Loss From Operations       (1,584,310)  (1,541,684)  ( 937,882)   (680,608)
                               ------------------------------------------------

OTHER INCOME (EXPENSE)

   Other income                         -         2,104         971       1,075
   Interest income                   6,326        6,603       2,304       1,941
   Interest expense                (29,992)      (9,142)     (7,229)     (6,795)
   Bad debt expense                     -       (34,780)     (8,376)     (1,000)
   Income from debt release             -            -           -       64,286
                               ------------------------------------------------

 Total Other Income (Expense)      (23,666)     (35,215)    (12,330)     59,507
                               ------------------------------------------------

Loss before provision
  for income taxes               (1,607,976)  (1,576,899)  (950,212)    621,101)

Provision for income
  taxes (Note 8)                          -        1,700        800         800
                               ------------------------------------------------

NET LOSS                       $(1,607,976)  $(1,578,599) $(951,012)  $(621,901)
                               ================================================

LOSS PER SHARE                 $     (0.08)  $     (0.10) $   (0.07)  $   (0.05)
                               ================================================


The accompanying notes are an integral part of these consolidated financial statements

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity


                     Preferred Stock   Common Stock   Additional
                    ---------------    -------------    Paid-In   Accumulated
                     Shares   Amount  Shares   Amount   Capital     Deficit
                    -----------------------------------------------------------
Balance,
December 31, 1994      -     $   -   3,339,641 $ 33,396  $1,113,540 $(1,180,919)

Common stock issued
for acquisition of
Synthonics
Incorporated           -         -   9,983,301   99,833     274,137          -

Common stock issued
for services rendered
at $0.05 per share     -         -      10,000      100         400          -

Contribution to capital
by the Subsidiary      -         -          -        -        7,745          -

Net loss for the
year ended
December 31, 1995      -         -           -        -           -    (621,901)
                    -----------------------------------------------------------
Balance,
December 31, 1995      -     $   -  13,332,942 $133,329  $1,392,822 $(1,802,820)

Common stock issued
for cash at prices
ranging from $0.22
to $1.00 per share     -         -   2,515,500   25,155   1,027,523          -

Common stock issued
for services rendered
at $0.18 per share     -         -     275,000    2,750      45,830          -

Common stock issued
in lieu of debt and
equipment at $0.50
 per share             -         -     105,000    1,050      51,450          -

Cancellation of
common stock           -         -    (326,409)  (3,264)      3,264          -

Contribution to
capital for the
 purchase of
stock warrants
 and options           -         -           -        -     570,500          -

Net loss for the
year ended
December 31, 1996      -         -           -        -           -    (951,012)
                    -----------------------------------------------------------

Balance,
December 31,
1996                   -    $    -  15,902,033  $159,020 $3,091,389 $(2,753,832)
                    -----------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
           Consolidated Statements of Stockholders' Equity (Continued)

                     Preferred Stock   Common Stock   Additional
                    ---------------    -------------    Paid-In   Accumulated
                     Shares   Amount  Shares   Amount   Capital     Deficit
                    -----------------------------------------------------------
Balance,
December 31, 1996      -   $   -  15,902,033  $159,020  $3,091,389  $(2,753,832)

Common stock issued
upon exercise of
warrants               -         -    167,000    1,670    (1,670)            -

Common stock issued
upon exercise of
warrants at
$0.70 per share        -         -    350,000    3,500   241,500             -

Common stock issued
upon exercise of
options at
$0.22 per share        -         -    688,500    6,885   144,862             -

Common stock issued
to acquire Christopher
Raphael, Inc. at
$0.52 per share        -         -     10,000      100     5,100             -

Common stock issued
to replace original
shares of Synthonics,
Inc. recorded at
predecessor cost       -         -      179,700   1,797    (1,797)           -

Common stock issued
for services rendered
at $1.00 per share     -         -       25,154     252    24,903            -

Common stock issued in
exchange for the
forfeiture of 750,000
stock options          -        -        501,000  5,010   243,990            -

Preferred stock
issued for cash at
10.00 per share     50,000   500,000           -      -         -            -

Stock offering
costs                  -        -              -      -    (50,620)          -

Additional capital
contributed            -        -              -      -     279,133          -

Dividends declared     -        -              -      -     (15,000)         -

Net loss for
the year ended
December 31, 1997      -        -              -       -         -  (1,578,599)
                    -----------------------------------------------------------
Balance,
December
31, 1997        50,000  $500,000  17,823,387  $178,234  $3,961,790  $(4,332,431)
               ================================================================

The accompanying notes are an integral part of these consolidated financial statements

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
           Consolidated Statements of Stockholders' Equity (Continued)
                                  (Unaudited)

                     Preferred Stock   Common Stock   Additional
                    ---------------    -------------    Paid-In   Accumulated
                     Shares   Amount  Shares   Amount   Capital     Deficit
                    -----------------------------------------------------------
Balance,
December
31, 1997        50,000  $500,000  17,823,387  $178,234  $3,961,790  $(4,332,431)

Common stock issued
for cash at
$0.65 per share      -         -     550,002     5,500     352,000           -

Common stock issued
in lieu of debt at
$0.71 per share      -         -      70,000       700      49,300           -

Common stock issued
for services rendered
at $0.66 per share   -         -      34,815       348      22,630           -

Conversion of preferred
to common shares  (40,000) (400,000) 615,200     6,152     393,848           -

Common stock issued
upon exercise of
warrants at
$0.20 per share      -         -      420,000    4,200      79,800           -

Common stock issued
upon exercise of
warrants             -         -      167,000    1,670      (1,670)          -

Dividends declared   -         -          -        -       (21,000)          -

Stock offering costs -         -          -        -       (30,176)          -

Common stock issued
upon exercise of
warrants at
$0.75 per share      -         -      250,000    2,500     185,000           -

Common stock issued
in lieu of debt at
$0.25 per share      -         -       17,875      179      4,290            -

Net loss for the
nine months ended
September 30, 1998   -        -           -         -          -     (1,607,976)
                    -----------------------------------------------------------
Balance,
September
30, 1998        10,000  $100,000   19,948,279 $199,483  $4,995,812  $(5,940,407)
               ================================================================

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                               For the Nine       For the Years Ended
                               Months Ended          December 31,
                               September 30, -----------------------------------
                                  1998       1997         1996        1995
                               -------------------------------------------------
                               (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES
  Net loss                      $(1,607,976) $(1,578,599) $(951,012)  $(621,901)
  Adjustments to reconcile net
  loss to net cash used by
  operating activities:
   Depreciation and amortization     83,842      110,979     32,918      38,627
   Stock issued for services         22,978      274,155     48,580      36,178
   Changes in assets and
    liabilities:
   (Increase) decrease in
     restricted cash                     -            -          -       14,357
   (Increase) decrease in
     accounts receivable            (30,294)      (7,244)    24,922     (24,922)
   (Increase) decrease in prepaid
     expenses and deposits               -         1,505     (2,797)      3,942
   (Increase) decrease in inventory      -         4,296     (4,296)      4,838
   (Increase) decrease in other
    assets                          (61,011)          -          -           -
   Increase (decrease) in
    accounts payable                 14,820      (39,327)     8,434       7,642
   Increase (decrease) in accounts
     payable - shareholder               -            -     (62,500)     62,500
   Increase (decrease) in accrued
     expenses                       292,381      (10,157)     4,680      64,590
                               -------------------------------------------------

  Net Cash Used by Operating
   Activities                    (1,285,260)  (1,244,392)  (901,071)   (414,149)
                               -------------------------------------------------

CASH FLOWS FROM INVESTING
  ACTIVITIES
  Purchase of fixed assets           (7,521)    ( 18,530)  ( 77,893)    (10,405)
  Patent costs                           -      (126,459)        -      (20,966)
                               ------------------------------------------------
  Net Cash Used by Investing
   Activities                        (7,521)    (144,989)  ( 77,893)    (31,371)
                               ------------------------------------------------

CASH FLOWS FROM FINANCING
  ACTIVITIES
  Principle payments on notes
   payable                          (45,000)           -   (127,500)         -
  Cash received from notes payable  550,000        50,000        -      127,500
  Dividends paid                    (21,000)           -         -           -
  Capital contributions                  -        279,133   570,500          -
  Issuance of common and preferred
   stock                            598,824       846,127 1,052,678     271,500
                               ------------------------------------------------
   Net Cash Provided by
    Financing Activities          1,082,824     1,175,260 1,495,678     399,000
                               ------------------------------------------------
NET INCREASE (DECREASE) IN
 CASH                              (209,957)     (214,121)  516,714     (46,520)

CASH AT BEGINNING OF PERIOD         311,610       525,731     9,017      55,537
                               ------------------------------------------------

CASH AT END OF PERIOD          $    101,653     $ 311,610 $ 525,731   $   9,017
                               ================================================

The accompanying notes are an integral part of these consolidated financial statements

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)

                               For the Nine       For the Years Ended
                               Months Ended          December 31,
                               September 30, -----------------------------------
                                  1998       1997         1996        1995
                               -------------------------------------------------
                               (Unaudited)
SUPPLEMENTAL CASH FLOW INFORMATION
 CASH PAID FOR
  Interest                      $    29,992  $     9,142  $   7,229   $   6,795
  Income Taxes                  $        -   $       900  $     800   $     800

NON CASH FINANCING ACTIVITIES

  Stock issued for services     $    22,978  $   274,155  $  48,580   $  36,178
  Stock issued in conversion
   of debt to common stock      $    54,469  $        -   $  45,000   $  71,537
  Income from debt release      $        -   $        -   $      -    $  64,286
  Stock issued for equipment    $        -   $        -   $   7,500   $      -
  Stock issued for acquisition
   of subsidiary                $        -   $     5,200  $        -  $      -


In accordance with Statement of Financial Accounting Standards No. 95, "Statements of Cash Flows," the cash flows related to the purchase of Christopher Raphael, Inc. during 1997 are shown for the three months ended December 31, 1997. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The accompanying notes are an integral part of these consolidated financial statements

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
               September 30, 1998 and December 31, 1997 and 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Organization

          The consolidated financial statements presented are those of Synthonics Technologies, Inc. (STI) and its wholly-owned subsidiaries, Synthonics Incorporated (Synthonics) and Christopher Raphael, Inc.
          (CRI). Collectively, they are referred to herein as the "Company". STI was incorporated on March 27, 1974 under the laws of the State of Utah. Effective May 19, 1995, STI issued 9,983,301 shares of its common stock in exchange for 98% of the issued and outstanding common stock of Synthonics. During 1997, STI issued an additional 179,700 shares of its common stock for the remaining 2%. In 1996, STI changed its name to Synthonics Technologies, Inc.

          Synthonics was incorporated on August 26, 1993 under the state laws of California. Synthonics was organized to engage in the design, development and marketing of computer-interactive and computer-automated image analysis software and hardware products. With the acquisition of Synthonics, STI continued to engage in these activities.

          At the time of the acquisition of Synthonics, STI was essentially inactive, with no operations and minimal assets. Additionally, the exchange of STI's common stock for the common stock of Synthonics resulted in the former stockholders of Synthonics obtaining control of STI. Accordingly, Synthonics became the continuing entity for accounting purposes, and the transaction was accounted for as a recapitalization of Synthonics with no adjustment to the basis of Synthonics' assets acquired or liabilities assumed. For legal purposes, STI was the surviving entity.

          On October 1, 1997, STI purchased CRI for $5,200 by issuing 10,000 shares of its common stock in exchange for 100% of the issued and outstanding stock of CRI. The common stock issued was valued at its trading price of $0.52 per share. The acquisition was accounted for as a purchase. Initially, goodwill was recorded which consisted of the excess of the purchase price over the fair value of the net tangible assets of CRI. The goodwill is amortized over a two year period.

          CRI was incorporated on June 17, 1997 under the state laws of California. CRI was organized as a graphic design and print brokerage firm.

          b. Accounting Methods

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year end.

          c. Cash and Cash Equivalents

          Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

          d. Loss Per Share

          The computations of loss per share of common stock are based on the weighted average number of common shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of warrants and employee stock options, have not been included in the calculation as their effect is antidilutive or immaterial for the periods presented.

          e. Computer Software Development

          The Company records all costs incurred to establish the  technological
          feasibility  of  its  computer   software  products  as  research  and
          development expenses.

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                September 30, 1998 and December 31, 1997 and 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          f. Inventory

          Inventory is stated at the lower-of-cost or market using the first-in, first-out method. The inventory was $0, $0 and $4,296 as of September 30, 1998, December 31, 1997 and 1996, respectively, and consisted of computer software products and packaging supplies.

          g. Property and Equipment

          Property and equipment is recorded at cost. Major additions and improvement are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as gain or loss on sale of equipment. Depreciation is computed using the straight-line method over a period of three years.

          h. Organization costs

          Organization costs are recorded at cost and are amortized using the straight-line method over a period of five years. Amortization expense for the years ended December 31, 1997 and 1996 was $275 and $0, respectively.

          i. Accounts receivable

          Accounts receivable are shown net of the allowance for doubtful accounts.

          j. Provision For Taxes

          As of September 30, 1998, the Company has net operating loss carryfowards of approximately $5,900,000 that may be offset against future taxable income through 2012. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the net operating loss carryforwards will not be used. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

          k. Principles of Consolidation

          The consolidated financial statements include those of Synthonics Technologies, Inc. and its wholly-owned subsidiaries, Synthonics Incorporated and Christopher Raphael, Inc.

          All  material   intercompany   accounts  and  transactions  have  been
          eliminated.

          l. Uninsured Cash Balances

          The Company maintains its corporate cash balances at various banks. Corporate cash accounts at banks are insured by the FDIC for up to $100,000. Amounts in excess of insured limits were approximately $142,377 at December 31, 1997.

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
               September 30, 1998 and December 31, 1997 and 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued))

          m. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          n. Goodwill

          Goodwill consists of the excess of the purchase price over the fair value of net tangible assets of the purchased subsidiary and is amortized on the straight-line method over a two year period. The Company periodically reviews goodwill for impairment. Amortization expense on the goodwill for the year ended December 31, 1997 was $48,092.

          o. Unaudited Financial Statements

          The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:
                                        September 30,       December 31,
                                        ---------------------------------------
                                           1998           1997          1996
                                        ---------------------------------------
                                        (Unaudited)
          Computer equipment            $  174,821       $168,057    $  114,329
          Furniture and fixtures            18,546         17,789        11,403
          Photographic equipment            55,122         55,122        55,122
                                        ---------------------------------------

                                           248,489        240,968       180,854
          Accumulated depreciation        (148,324)      (116,434)     ( 80,688)
                                        ---------------------------------------

          Net property and equipment    $  100,165      $ 124,534    $  100,166
                                        =======================================

          Depreciation expense for the years ended December 31, 1997 and 1996 was $35,746 and $23,842, respectively.

NOTE 3 - INTANGIBLES

          Intangible costs incurred are as follows:

                                        September 30,       December 31,
                                        ---------------------------------------
                                           1998           1997          1996
                                        ---------------------------------------
                                        (Unaudited)
          Trademarks                    $    1,484      $   1,484     $   1,484
          Patents                          247,686        186,675        60,116
                                        ---------------------------------------
                                           249,170        188,159        61,600
          Less accumulated amortization    (59,268)      ( 43,568)      (16,702)
                                        ---------------------------------------

          Total                         $  189,902      $ 144,591     $  44,898
                                        =======================================

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
               September 30, 1998 and December 31, 1997 and 1996

NOTE 3 - INTANGIBLES (Continued)

               The patent costs that have been capitalized relate to legal fees incurred to develop and secure the Company's patents on the 3-D technology. The patents are recorded at costs and are amortized using the straight-line method over a period of seven years.

               Amortization expense for the years ended December 31, 1997 and 1996 was $26,866 and $9,076, respectively.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

          During 1997, the Company entered into three separate operating lease agreements for various computer equipment. The lease terms expire beginning in November 1999 and ending November 2000. The monthly rental payment for all three leases combined is $2,668.

          The Company entered into a lease agreement for its office facilities effective September 1, 1996 and expiring August 31, 1999. The monthly rental payment is $2,254.

          CRI has also entered into a lease agreement for its office facilities. The lease expires September 14, 2000 and requires monthly rental payments of $2,030.

          Minimum future lease payments on all the leases as of December 31, 1997 are as follows:


          Year Ended
          December 31,                       Amount
          ----------------------------------------------
          1998                               $  83,427
          1999                                  69,473
          2000                                  26,336
          2001                                   8,121
          2002 and thereafter                        -
          -----------------------------------------------
                        Total                $ 187,357
                                             ============

          The Company also has entered into employment agreements with certain officers of the Company. The Company has agreed to pay its Chief Executive Officer and Chief Technical Officer a base annual salary of $240,000, each, beginning on July 1, 1996 and ending on December 31, 2000. The Company's Board of Directors may also authorize bonuses on an ad-hoc basis.

NOTE 5 - RELATED PARTY TRANSACTIONS

          As of September 30, 1998 and December 31, 1997 and 1996, the Company owed $376,166, $99,299 and $120,000 to certain of its officers and shareholders. These amounts represent accrued wages.

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
               September 30, 1998 and December 31, 1997 and 1996

NOTE 6 - NOTES PAYABLE

         Notes payable consisted of the following:

                                        September 30,       December 31,
                                        ---------------------------------------
                                           1998           1997          1996
                                        ---------------------------------------
                                        (Unaudited)
         Note payable to a corporation,
         principal and 7.50% interest
         originally due April 1, 1997.
         Secured by 70,000 shares of common
         stock and 70,000 warrants to
         purchase common stock.         $       -       $  50,000     $      -

         Notes payable to various
         individuals, interest at 10%
         due semi-annually, principal
         due in May 1999 (payable in
         cash or stock at $0.20 per
         share, at the option of the
         Company), unsecured               550,000             -             -

         Unsecured bank line-of-credit
         at 11.5% interest, interest
         paid monthly, principal
         amount due December, 1998           5,000         50,000            -
                                        ---------------------------------------
              Total Notes Payable       $  555,000     $  100,000     $      -
                                        =======================================

NOTE 7 - STOCK OPTIONS, WARRANTS AND RIGHTS

         a. Stock Subscription Receivable

          During 1993, the Board of Directors of Synthonics approved stock purchase option agreements for certain of its key employees and officers. During January 1994, all outstanding options to purchase common stock were exercised at $0.50 per share. A total of 7,402,500 shares of common stock were issued as a result of the exercise of the stock options. Synthonics received promissory notes in the amount of $822,500 in return for all options exercised. During 1995, 6,997,500 of the shares of common stock issued were returned to the Company for cancellation and the related promissory notes of $777,500 were also canceled. During 1996, 326,409 of the 405,000 remaining shares were returned to the Company for cancellation and an additional amount of $35,000 on the promissory notes was canceled. The remaining 78,591 shares were paid for by the receipt of $10,000 during 1996.

          b. Stock "Rights" and Warrants

          In connection with its acquisition of Synthonics, the Company acquired from Synthonics stockholders, warrants and "rights" to acquire 1,369,190 shares of Synthonics common stock. In exchange, the Company granted the exchanging stockholders warrants and "rights" to purchase 6,161,355 shares of the Company's common stock. 1,950,500 of the 2,124,000 stock purchase warrants were exercised during 1996 at $0.27 per share and the remaining 173,500 warrants expired unexercised on February 15, 1996. There are 2,597,355 uncertificated "rights" with an exercise price of $0.11 per share outstanding at December 31, 1997. 562,500 expire January 1, 1998 and 2,034,855 expire May 31, 1999.

          During 1996, 337,000 warrants were purchased at $1.00 per share for $337,000. 168,500 of the warrants are "A" warrants and 168,500 are "B" warrants. They are redeemable at 50% of the average price the month before being exercised. The "A" warrants were exercised during June 1997 and the "B" warrants expire during June 1998.

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
               September 30, 1998 and December 31, 1997 and 1996

NOTE 7 - STOCK OPTIONS, WARRANTS AND RIGHTS (Continued)

          c. Common Stock Options

          During 1996, certain of the Company's officers were granted stock options for a total of 600,000 restricted common shares of the Company at $1.00 per share in return for their forgiveness of deferred compensation debt in the amount of $236,500. During 1997, these officers were granted additional stock options to purchase 588,290 shares of restricted common stock at $1.00 per share in return for their forgiveness of deferred compensation debt in the amount of $279,133. The Company also issued 501,000 shares of common stock during 1997 in exchange for the forfeiture of 750,000 common stock options. 450,000 of those stock options were valued at $0.22 per option and the remaining 300,000 stock options were valued at $0.50 per option. The amounts are recorded as contributed capital at December 31, 1996 and 1997. The options can be exercised in total or in part prior to December 31, 2001 and 2002.

          The total amount of outstanding stock options of the Company at December 31, 1997 is summarized as follows:


          Shares         Exercise Price      Exercised By
          ------------------------------------------------
          2,034,855      $     0.22          May 1999
          1,200,000      $     0.50          July 2006
          2,151,290      $     1.00          December 1999 - December 2002
            950,000      $     0.75          October 2002

NOTE 8 - PROVISION FOR INCOME TAXES

          The provision for income taxes for the years ended December 31, 1997 1996 and 1995, consists of the following:

                                                       December 31,
                                        --------------------------------------
                                           1997           1996        1995
                                        --------------------------------------
           State Franchise Taxes        $  1,700       $   800        $   800
                                        ======================================

NOTE 9 - PREFERRED STOCK

     At December 31, 1997, the Company had 50,000 outstanding shares of cumulative convertible preferred stock. Prior to September 30, 1998, 40,000 of the shares were converted early into 615,200 shares of the common stock. The early conversion was at a 15.38 to 1 conversion as an incentive for the preferred shareholders to give up their future dividens from the preferred stock. Thus, at September 30, 1998, the Company has 10,000 outstanding shares of cummulative convertible preferred stock. The remaining preferred stock is convertible at the option of the holder into five shares of the Company's common stock, for each share of preferred stock, are non-voting, and feature a 12% annual dividend, paid quarterly. Accrued dividends as of September 30, 1998 and December 31, 1997 were $3,000 and $15,000, respectively.

                 SYNTHONICS TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
               September 30, 1998 and December 31, 1997 and 1996

NOTE 10 - GOING CONCERN

          The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has historically incurred significant losses which have resulted in an accumulated deficit of $4,332,431 at December 31, 1997 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result form the outcome of this uncertainty. It is the intent of management to create additional revenues through the development and sales of its image analysis software and to rely upon additional equity financing if required to sustain operations until revenues are adequate to cover the costs.

NOTE 11 - SUBSEQUENT EVENTS

          On January 8, 1998, a default judgment was granted in favor of the Company for breach of a license agreement and misappropriation of trade secrets. The Company was awarded damages from the defendant in the amount of $300,000. It is unlikely, however, that the Company will receive any amount from the judgment.

                                    PART III
                                    --------
Item 1.  Index to Exhibits
--------------------------

     The following exhibits are filed as a part of this Registration Statement:

     Exhibit
     Number    Description*
     --------------------------------------------------------------------------
     3.1       Articles of Incorporation  of Columbine  Financial filed on March
               27, 1974

     3.2       Restated  Articles of Incorporation of Columbine  Financial dated
               May 18, 1995

     3.3 Articles of Amendment to Articles of Incorporation, filed on September 16, 1996

     3.4 Statement and Designation as Foreign Corporation in California filed November 4, 1996

     3.5       Certificate  of  Amendment  to  Articles of  Incorporation  filed
               September 6, 1997.

     3.6       Amended and Restated  Articles of  Incorporation  filed April 23,
               1998.

     3.7       Bylaws of Synthonics Technologies, Inc.

     4.1       Statement of Rights,  Preferences,  and  Privileges of Common and
               Preferred Stock as of September 6, 1997.

     10.1      Management Cash Incentive Plan

     10.2      1998 Stock Option Plan

     10.3      Acuscape License Agreement

     10.4      Smithsonian License Agreement dated October 2, 1997

     10.5      Amendment No. 1 to Smithsonian License Agreement

     10.6      Centro Alameda Inc. Contract Agreement dated December 19, 1997

     10.7      Knowledge LINK Strategic Alliance Agreement

     10.8      Synthonics Technologies - Industrial Lease Agreement

     10.9      Joseph Maher - Industrial Lease Agreement

     10.10     Dell Financial Lease No. 004591649-001

     10.11     Dell Financial Lease No. 004591649-002

     10.12     Americorp Financial Inc. - Lease 6976-2

     10.13     Sanwa Leasing Corporation - Lease Agreement

     10.14     AT & T Equipment Lease - 003866952

     10.15     AT & T Equipment Lease - 003871854

     10.16     F. Michael Budd Employment Agreement

     10.17     Charles S. Palm Employment Agreement

     10.18     First Colony Life Insurance Policy

     21        Subsidiaries of the Registrant

     27        Financial Data Schedule

     * Summaries of all exhibits contained within this registration statement are modified in their entirety by reference to these exhibits.

                                   SIGNATURES
                                   ----------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Synthonics Technologies, Inc.


Date: November 6, 1998                  /S/ F. Michael Budd
                                        ---------------------------------------
                                        By:  F. Michael Budd,
                                        Its: President, Chief Financial Officer,
                                             and Director


Date: November 6, 1998                  /S/ Charles S. Palm
                                        ---------------------------------------
                                        By:  Charles S. Palm
                                        Its: Vice President of Technology,
                                             Secretary and Director